                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                            FOAMEX INTERNATIONAL INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    344123104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Robert Stebbins
                          Willkie Farr & Gallagher, LLP
                               787 Seventh Avenue
                            New York, New York 10019
                                 (212) 728-8000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 13, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or
       240.13d-1(g), check the following box:   [ ]

       Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

       * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------------                 --------------------------------
CUSIP No.   344123104                           Page 2 of 9 Pages
-------------------------------                 --------------------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Sigma Capital Management, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [ ]
                                                                     (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF SHARES         8      SHARED VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING               2,300,000 (see Item 4)
PERSON WITH           --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,300,000 (see Item 4)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,300,000 (see Item 4)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.4% (see Item 4)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            OO
----------- --------------------------------------------------------------------

SCHEDULE 13D

-------------------------------                 --------------------------------
CUSIP No.   344123104                           Page 3 of 9 Pages
-------------------------------                 --------------------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Sigma Capital Associates, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [ ]
                                                                     (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Anguilla, British West Indies
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF SHARES         8      SHARED VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING               2,300,000 (see Item 4)
PERSON WITH           --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,300,000 (see Item 4)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,300,000 (see Item 4)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.4% (see Item 4)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------                 --------------------------------
CUSIP No.   344123104                           Page 4 of 9 Pages
-------------------------------                 --------------------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Steven A. Cohen
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [ ]
                                                                     (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF SHARES         8      SHARED VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING               2,300,000 (see Item 4)
PERSON WITH           --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,300,000 (see Item 4)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,300,000 (see Item 4)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.4% (see Item 4)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN
----------- --------------------------------------------------------------------

     Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this "Amendment No. 2") amends the Schedule 13D filed on April 19, 2006 (the "Original Schedule 13D") as amended by the Schedule 13D/A filed July 21, 2006 ( "Amendment No. 1") (the Original Schedule 13D, Amendment No. 1 and Amendment No. 2 are collectively referred to herein as the "Schedule 13D"). This Amendment No. 2 relates to the common stock, par value $0.01 per share, of Foamex International Inc., a Delaware corporation (the "Issuer"). Unless the context otherwise requires, references herein to the "Common Stock" are to such common stock of the Issuer.

     Sigma Capital Associates, LLC, an Anguillan limited liability company ("Sigma Capital Associates"), holds 2,300,000 shares of Common Stock (the "Sigma Capital Associates Shares"). Pursuant to an investment agreement, Sigma Capital Management, LLC ("Sigma Capital Management") has investment and voting power with respect to the securities held by Sigma Capital Associates. Accordingly, Sigma Capital Management may be deemed to be a beneficial owner of the Sigma Capital Associates Shares covered by this statement for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     Steven A. Cohen ("Mr. Cohen" and, together with Sigma Capital Associates and Sigma Capital Management, the "Sigma Reporting Persons") controls Sigma Capital Management. Accordingly, Mr. Cohen may be deemed to be a beneficial owner of the Sigma Capital Associates Shares for purposes of Rule 13d-3 under the Exchange Act. Each of Sigma Capital Management and Mr. Cohen disclaim beneficial ownership of any of the securities covered by this statement.

ITEM 4.   PURPOSE OF TRANSACTION.

     The information in Item 4 is hereby amended by the addition of the following information:

     As previously reported, an informal ad hoc committee of certain holders of equity securities in the Issuer (the "Ad Hoc Committee") has been formed in connection with the Issuer's bankruptcy proceedings. The Ad Hoc Committee is comprised of D. E. Shaw Laminar Portfolios, L.L.C., Par IV Capital Management LLC, Paloma International L.P., and Sigma Capital Management (collectively, the "Ad Hoc Committee Members"), with Goldman, Sachs & Co. acting as an observer. Each of the Ad Hoc Committee Members, as well as Goldman, Sachs & Co. (together with the Ad Hoc Committee Members, the "Equityholders"), has filed separately its own Schedule 13D, and may be deemed to be a member of a group within the meaning of Rule 13d-5(b), with respect to its interests in equity securities of the Issuer.

     According to the Issuer's Form 10-Q filed on September 5, 2006, there were 24,509,728 shares of Common Stock outstanding as of August 25, 2006. As previously set forth in Schedules 13D filed separately by the Equityholders, the aggregate number of shares of Common Stock beneficially owned by the Equityholders is approximately 13,828,209 shares, assuming the conversion of the preferred stock beneficially owned by D. E. Shaw Laminar Portfolios, L.L.C.

     On October 13, 2006, the Equityholders and/or certain of their affiliates (collectively, the "Significant Equityholders") and the Issuer entered into an Equity Commitment Agreement (the "Equity Commitment Agreement"). The following summary of the Equity Commitment Agreement is not a complete description of the agreement and is qualified in its entirety by reference to such agreement, which is filed as an exhibit hereto and incorporated herein by reference.

     Pursuant to the Equity Commitment Agreement, and subject to the terms and conditions thereof (including approval by the U.S. Bankruptcy Court for the District of Delaware (the "Bankruptcy Court")), the Issuer shall conduct a rights offering (the "Rights Offering") in conjunction with and pursuant to a plan of reorganization (in form and substance reasonably acceptable to the Significant Equityholders, the "First Amended Plan") to generate gross proceeds of $150 million (the "Rights Offering Amount"). Under the Rights Offering, each holder of Common Stock would be offered the right to purchase up to 2.56 shares of Common Stock (the "Additional Common Stock") in the Reorganized Company (as defined in the Equity Commitment Agreement) for each share of Common Stock owned by such holder in exchange for a cash payment equal to $2.25 per share (the "Additional Common Stock Purchase Price") and each holder of preferred stock in the Issuer would be offered the right to purchase up to 255.78 shares of Additional Common Stock for each share of preferred stock owned by such holder in exchange for a cash payment equal to the Additional Common Stock Purchase Price per share.

     The Equity Commitment Agreement further provides that the Significant Equityholders shall enter into a Put Option Agreement (as defined in the Equity Commitment Agreement) pursuant to which the Significant Equityholders will sell a put option (the "Put Option") under which the Issuer may require the Significant Equityholders to purchase New Preferred Stock (as defined in the Equity Commitment Agreement) in the Reorganized Issuer to the extent the existing stockholders do not exercise all of their rights and purchase shares of Additional Common Stock pursuant to the Rights Offering. In addition, as a condition precedent to the Significant Equityholders' obligations under the Put Option, the First Amended Plan shall provide that the Issuer shall sell a call option (the "Call Option") under which the Significant Equityholders would have the option to purchase shares of Additional Common Stock at a per share price equal to the Additional Common Stock Purchase Price for each right that is not exercised under the Rights Offering, up to a maximum aggregate purchase price of the Rights Offering Amount less the amount of proceeds generated by the Rights Offering. The First Amended Plan shall also provide that a Call Option Premium (as defined in the Equity Commitment Agreement) in the amount of $2.0 million is payable by the Significant Equityholders to the Issuer unless either (i) a Termination Event (as defined in the Equity Commitment Agreement) occurs or (ii) the Issuer agrees to enter into a Competing Transaction (as defined in the Equity Commitment Agreement). The Put Option would not be exercisable in the event that the Significant Equityholders exercised the Call Option as set forth in the First Amended Plan.

     In consideration for the Put Option, and subject to the Bankruptcy Court's approval, the Issuer will pay the Significant Equityholders an aggregate option premium of up to $9.5 million in immediately available funds (the "Put Option Premium"), payable in the following manner:

(i) $2.0 million shall be paid no later than three (3) business days after the Bankruptcy Court enters an order approving the Equity Commitment Agreement; (ii) $2.5 million shall be paid on the date that the Bankruptcy Court enters an order approving a Competing Transaction; (iii) $5.5 million shall be paid upon the occurrence of certain Termination Events; and (iv) $7.5 million shall be paid on the Effective Date (as defined in the Equity Commitment Agreement) of the First Amended Plan if the Equity Commitment Agreement is not otherwise terminated earlier and remains in full force and effect.

     If the transactions contemplated by the Equity Commitment Agreement are consummated, the Issuer shall utilize the proceeds of the sale of the Additional Common Stock and the New Preferred Stock, as the case may be, to fund payments under the First Amended Plan, to pay the expenses of the Rights Offering, to pay the balance of the Put Option Premium that becomes due and payable on the Effective Date and to fund the Reorganized Issuer's working capital requirements on the Effective Date.

     In addition, on October 13, 2006, the Significant Equityholders entered into an agreement (the "Pro Rata Agreement") providing that the rights and obligations among the Significant Equityholders in connection with the Equity Commitment Agreement (including, without limitation, with respect to the Put Option and the Call Option) shall be apportioned among the Significant Equityholders in the following manner: D. E. Shaw Laminar Portfolios, L.L.C. (41.4%); Goldman, Sachs & Co. (35.2%); Sigma Capital Associates (16.6%); Par IV Master Fund, Ltd. (3.4%); and Sunrise Partners Limited Partnership (3.4%). The above description of the Pro Rata Agreement is not a complete description and is qualified in its entirety by reference to such agreement, which is filed as an exhibit hereto and incorporated herein by reference.

     As part of the Sigma Reporting Persons' continuing evaluation of, and preservation of the value of, their investment in Common Stock of the Issuer, the Sigma Reporting Persons may from time to time hold talks or discussions with, write letters to, and respond to inquiries from various parties, including, without limitation, the Issuer's board of directors, management or representatives, other shareholders and other persons or entities regarding the Issuer's affairs and strategic alternatives. Sigma Capital Management has met, and the Sigma Reporting Persons reserve the right to meet in the future, with the Issuer's board of directors, management and advisers from time to time to discuss the Issuer's business and reorganization plan under Chapter 11, its prospects and strategies, as well as various financing and structuring alternatives that may be available. The Sigma Reporting Persons may work with the Issuer and/or the Issuer's advisors, other equityholders, creditors and other constituents to develop plans or proposals for the Issuer, including, without limitation, the First Amended Plan.

     Except to the extent set forth above, or in any other Item hereof, the Sigma Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of
Schedule 13D. However, the Sigma Reporting Persons may, at any time and from time to time, review or reconsider their position with respect to the Issuer, and formulate plans or proposals with respect to any such matters.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The information in Item 6 is hereby amended by the addition of the following information:

     The Equity Commitment Agreement (including Exhibits A, B and C attached thereto) and the Pro Rata Agreement are filed as exhibits hereto and are incorporated by reference in their entirety into this Item 6.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

     The information in Item 7 is hereby amended by the addition of the following information:

Exhibit A  Equity Commitment Agreement

Exhibit B  Pro Rata Agreement

                                   SIGNATURES

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 17, 2006


SIGMA CAPITAL MANAGEMENT, LLC


By: /s/ Peter Nussbaum
    -----------------------------------------
Name:   Peter Nussbaum
Title:  Authorized Signatory


SIGMA CAPITAL ASSOCIATES, LLC


By: /s/ Peter Nussbaum
    -----------------------------------------
Name:   Peter Nussbaum
Title:  Authorized Signatory


STEVEN A. COHEN


By: /s/ Peter Nussbaum
    -----------------------------------------
Name:   Peter Nussbaum
Title:  Authorized Signatory

                                                                       EXHIBIT A





                           EQUITY COMMITMENT AGREEMENT

                                                                October 13, 2006

         Foamex International Inc.
         1000 Columbia Avenue
         Linwood, PA  19061
         Attention: Raymond E. Mabus, Jr.
                    Gregory J. Christian

                  Re: Equity Funding Commitment

Ladies and Gentlemen:

                  We understand that Foamex International Inc. (the "Company," and together with its debtor affiliates, the "Debtors") proposes to file an amended plan of reorganization (the "First Amended Plan") with the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") incorporating the terms and conditions described in the term sheets annexed hereto as Exhibit A (the "Investment Term Sheet") and Exhibit B (the "Plan Term Sheet" and, together with the Investment Term Sheet, the "Term Sheets") and the Put Option Agreement annexed hereto as Exhibit C (the "Put Option Agreement"). The Term Sheets and the Put Option Agreement are hereby incorporated herein in their entirety as if set forth below in their entirety.

                  Among other things, the First Amended Plan will provide for:

                  (i) an offering (the "Rights Offering") to the Company's existing common stockholders and preferred stockholders (collectively, the "Equityholders") of rights (the "Rights") to purchase additional shares of common stock (the "Additional Common Stock") of the Company as reorganized (the "Reorganized Company");

                  (ii) the purchase from the Company by the Significant Equityholders (as defined in the Investment Term Sheet) of the Call Option (as defined in the Investment Term Sheet) with respect to the Additional Common Stock; and

                   (iii) upon the exercise by the Significant Equityholders of the Call Option, or upon the exercise by the Company of the Put Option (as defined in the Investment Term Sheet), the sale to the Significant Equityholders of shares of Additional Common Stock, or preferred stock in the Reorganized Company (the "New Preferred Stock"), as the case may be, for an aggregate purchase price equal to the Rights Offering Amount (as defined in the Investment Term Sheet) less the aggregate amount received by the Company as a result of the exercise, if any, of Rights by the Significant Equityholders and the other Equityholders.

Foamex International Inc.
October 13, 2006
Page 2

                  The Significant Equityholders are pleased to commit (the "Commitment"), subject to the terms and conditions set forth in this letter (the "Commitment Letter") and set forth in the Term Sheets and the Put Option Agreement, and on the basis of the representations and warranties set forth herein to (i) sell the Put Option to the Company on the terms and conditions substantially set forth in the Put Option Agreement and to fulfill their obligations under the Put Option Agreement and (ii) fulfill their obligations under the First Amended Plan as confirmed by the Bankruptcy Court to the extent such obligations are expressly set forth or contemplated in this Commitment Letter.

                  The Commitment is subject to, among other things, (i) the negotiation, execution and delivery of definitive documentation, including, without limitation, those documents to be included in the plan supplement to the First Amended Plan (collectively, the "Definitive Documents") in form and substance reasonably satisfactory to each of the Significant Equityholders; (ii) from the date of this Commitment Letter through the Effective Date (as defined in the Investment Term Sheet), there not having occurred any Material Adverse Change (as defined in the Investment Term Sheet); and (iii) the other terms and conditions set forth in the Term Sheets and the Put Option Agreement. The Definitive Documents and the First Amended Plan shall be in form and substance consistent with the Term Sheets and the Put Option Agreement and shall contain representations and warranties customarily found in agreements for similar investments or financings and shall be reasonably satisfactory to the Significant Equityholders in their individual reasonable discretion.

                  In consideration of the foregoing, and the representations and warranties set forth herein, and other good and valuable consideration, the value of which is hereby acknowledged, the Company and the Significant Equityholders agree as follows:

         1. The Significant Equityholders' Commitment.

         Subject to Bankruptcy Court approval and to the terms and conditions set forth in the Put Option Agreement, and on the basis of the representations and warranties herein contained, in exchange for the Put Option Premium (as defined in the Investment Term Sheet) each of the Significant Equityholders agrees to sell to the Company and the Company agrees to purchase from the Significant Equityholders the Put Option.

         2. Representations and Warranties of the Company. The Company represents and warrants to, and agrees with, the Significant Equityholders as set forth below. Each representation, warranty and agreement set forth in this
Section 2 is made as of the date hereof and as of the Effective Date:

         (a) Each of the Company and its Subsidiaries (as defined below) has been duly organized and is validly existing as a corporation or other form of entity in good standing under the laws of its state of organization, with the requisite power and authority to own its properties and conduct its business as currently conducted, subject to the restrictions that result solely from its status as a debtor-in-possession under chapter 11 of the Bankruptcy Code (including that in certain instances the Company's conduct of its business requires Bankruptcy Court approval). Each of the Company and its Subsidiaries has been duly qualified as a foreign corporation or other form of entity for the transaction of business and is in good standing under the laws of each other jurisdiction in which it owns or leases properties or conducts any business so as to require such qualification, except to the extent the failure to be so qualified or be in good standing has not had or could not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries taken as a whole or on the ability of the Company or any of the other Debtors, as the case may be, to consummate the transactions contemplated by this Commitment Letter, the Term Sheets, the Put Option Agreement, the First Amended Plan or the Definitive Documents contemplated hereby and thereby. For the purposes of this Commitment Letter, a "Subsidiary" of any person means, with respect to such person, any corporation, partnership, joint venture or other legal entity of which such person (either alone or through or together with any other subsidiary) owns, directly or indirectly, more than 50% of the stock or other equity interests, has the power to elect a majority of the board of directors or similar governing body, or has the power to direct the business and policies.

Foamex International Inc.
October 13, 2006
Page 3

         (b) Subject to Bankruptcy Court approval and the filing with the Secretary of State of Delaware of an appropriate Certificate of Amendment of the Company's Restated Certificate of Incorporation, as amended (or Amended Restated Certificate of Incorporation, as amended) (the "Certificate of Amendment"), the Company has the requisite corporate power and authority to enter into, execute, deliver and perform its obligations under this Commitment Letter. Subject to Bankruptcy Court approval, the Company will take all necessary corporate action required for the due authorization, execution, delivery and performance by it of this Commitment Letter, the Put Option Agreement, the First Amended Plan and the Definitive Documents contemplated hereby and thereby, including, without limitation, the issuance of the Call Option, the New Preferred Stock, the Rights and the Additional Common Stock.

         (c) This Commitment Letter has been duly and validly executed and delivered by the Company, and, subject to Bankruptcy Court approval and the filing of the Certificate of Amendment, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms. Subject to Bankruptcy Court approval and the filing of the Certificate of Amendment each of the Definitive Documents will be duly authorized and validly executed and delivered by the Company and will constitute a valid and binding obligation of the Company enforceable against the Company in accordance with its terms.

         (d) If and when issued in accordance with the terms of the Put Option Agreement, and subject to the filing of the Certificate of Amendment, the issuance of the New Preferred Stock will be duly and validly authorized and will be duly and validly issued, fully paid and non-assessable, and free and clear of all taxes, liens, preemptive rights, rights of first refusal, subscription and similar rights.

         (e) If and when issued pursuant to the exercise of the Rights or in accordance with the terms of the Call Option, and subject to the filing of the Certificate of Amendment, the issuance of the Additional Common Stock will be duly and validly authorized and will be duly and validly issued, fully paid and non-assessable, and subject to the termination prior to such issuance of the Company's Shareholder Rights Plan dated August 5, 2004, as amended, free and clear of all taxes, liens, preemptive rights, rights of first refusal, subscription and similar rights.

Foamex International Inc.
October 13, 2006
Page 4

         (f) Except (i) for the Preferred Equity Interests and Other Common Equity Interests in Foamex International (each as described in the Plan Term Sheet) and (ii) for the transactions contemplated by this Commitment Letter, there are no outstanding subscription rights, options, warrants, convertible or exchangeable securities or other rights of any character whatsoever to which the Company is a party relating to issued or unissued capital stock of the Company, or any commitments of any character whatsoever relating to issued or unissued capital stock of the Company or pursuant to which the Company is or may become bound to issue or grant additional shares of its capital stock or related subscription rights, options, warrants, convertible or exchangeable securities or other rights, or to grant preemptive rights, which, in each instance, will be in effect immediately following the closing of the transactions contemplated hereby.

         (g) Subject to obtaining the Required Approvals (as defined herein) and the filing of the Certificate of Amendment, none of the distribution of the Rights, the sale, issuance and delivery of Additional Common Stock upon exercise of the Rights or the Call Option, the purchase of the Put Option by the Company and the issuance and delivery of New Preferred Stock upon the exercise of the Put Option, the execution and delivery by the Company (or, with respect to the First Amended Plan, the filing by the Debtors) of this Commitment Letter, the Put Option Agreement and the First Amended Plan, performance of and compliance by the Company and the other Debtors with all of the provisions hereof and thereof and the consummation of the transactions contemplated herein and therein (including compliance by the Significant Equityholders with their obligations hereunder and thereunder) (i) will conflict with, or result in a breach or violation of, any of the terms or provisions of, or constitute a default under (with or without notice or lapse of time, or both), or result in the acceleration, termination, modification or cancellation of, or the creation of any lien under, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound or to which any of the property or assets of the Company or any of its Subsidiaries is subject, (ii) will result in any violation of the provisions of the Restated Certificate of Incorporation or By-laws of the Company, or any of the equivalent organizational documents of any of its Subsidiaries, as amended and restated in connection with consummation of the transactions contemplated herein and in the First Amended Plan, or (iii) will result in any violation of, or any termination or material impairment of any rights under, any statute, license, authorization, injunction, judgment, order, decree, rule or regulation of any court, governmental agency or body, or arbitration or similar tribunal having jurisdiction over the Company or any of its Subsidiaries or any of their respective properties.

Foamex International Inc.
October 13, 2006
Page 5

         (h) No consent, approval, authorization, order, registration or qualification of or with any court or governmental agency or body having jurisdiction over the Company or any of its Subsidiaries or any of their respective properties is required for the distribution of the Rights, the sale, issuance and delivery of Additional Common Stock upon exercise of the Rights or the Call Option, the purchase of the Put Option by the Company and the issuance and delivery of New Preferred Stock upon the exercise of the Put Option, the execution and delivery by the Company (or, with respect to the First Amended Plan, the filing by the Debtors) of this Commitment Letter, the Put Option Agreement and the First Amended Plan, performance of and compliance by the Company and the other Debtors with all of the provisions hereof and thereof and the consummation of the transactions contemplated herein and therein, except (i) the entry of one or more orders, including the Confirmation Order by the Bankruptcy Court; (ii) the filing of any notifications required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the expiration or termination of the waiting periods applicable under the HSR Act to the acquisition of Additional Common Stock by the Significant Equityholders and (iii) the filing and effectiveness of a registration statement by the United States Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "Securities Act") (collectively, the "Required Approvals").

         (i) The audited consolidated financial statements of the Company as of and for the year ended January 1, 2006 attached hereto as Schedule A and the unaudited consolidated financial statements of the Company as of and for the six months ended July 2, 2006 attached hereto as Schedule B present fairly in all material respects, in each case together with the related notes, the financial position of the Company and its consolidated Subsidiaries at the dates indicated and the statements of operations, stockholders' equity and cash flows of the Company and its consolidated Subsidiaries for the periods specified, except that the unaudited financial statements are subject to normal and recurring year-end adjustments that are not expected to be material in amount; such financial statements have been prepared in conformity with generally accepted accounting principles in the United States, except as otherwise noted in such financial statements or related notes, applied on a consistent basis throughout the periods involved and with past practices, and in conformity with the rules and regulations of the SEC. The Significant Equityholders acknowledge that the Company's financial statements described above do not reflect the terms of the First Amended Plan and the Term Sheets.

         (j) Each of the Company and its Subsidiaries is in compliance in all material respects with all laws, statutes, ordinances, rules, regulations, orders, judgments and decrees of any court or governmental agency or body having jurisdiction over the Company or any of its Subsidiaries or any of their respective properties, and none of the Company or any of its Subsidiaries has received written notice of any alleged material violation of any of the foregoing. Each of the Company and its Subsidiaries holds all material licenses, franchises, permits, consents, registrations, certificates and other governmental and regulatory permits, authorizations and approvals required for the operation of the business as presently conducted by it and for the ownership, lease or operation of its assets, subject to the restrictions that result solely from its status as a debtor-in-possession under chapter 11 of the Bankruptcy Code (including that in certain instances the Company's conduct of its business requires Bankruptcy Court approval).

Foamex International Inc.
October 13, 2006
Page 6

         (k) All written information and other materials concerning the Debtors, the Reorganized Company and the First Amended Plan (the "Information") which has been, or is hereafter, prepared by, or on behalf of, the Company and delivered to the Significant Equityholders is, or when delivered will be, when considered as a whole, complete and correct in all material respects and does not, or will not when delivered, contain any untrue statement of material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading in light of the circumstances under which such statements have been made. To the extent that any such Information contains projections, such projections were prepared in good faith on the basis of (i) assumptions, methods and tests which are believed by the Company to be reasonable and (ii) information believed by the Debtors to have been accurate based upon the information available to the Debtors at the time such projections were furnished to the Significant Equityholders.

         (l) Each of the Company and its Subsidiaries has timely filed or caused to be filed all federal and other material tax returns and reports required to have been filed by it and has paid or caused to be paid all material taxes required to have been paid by it, except (i) taxes that are being contested in good faith by appropriate proceedings and for which the Company or the applicable Subsidiary has set aside on its books adequate reserves or (ii) taxes the liability for which will be satisfied pursuant to the First Amended Plan. No material tax liens have been filed and no material claims have been asserted in writing with respect to any such taxes, except for claims that will be satisfied pursuant to the First Amended Plan. None of the Company nor any of its Subsidiaries has participated in a "reportable transaction" within the meaning of Section 1.6011-4(b) of the Treasury Regulations promulgated under the Internal Revenue Code of 1986, as amended.

         (m) Legal Proceedings. Except as set forth on the litigation schedule prepared by the Company and attached hereto as Schedule C (the "Litigation Schedule"), there is no material suit, action, claim or legal, administrative, arbitration or other alternative dispute resolution, proceeding or investigation (a "Proceeding ") pending or, to the knowledge of the Company, threatened by, against or involving the Company or any of its Subsidiaries or any of their respective properties, or, to the knowledge of the Company, no circumstances reasonably likely to give rise to such Proceeding. Neither the Company nor any of its subsidiaries is subject to any material judgment, decree, injunction, rule or order of any governmental entity.

Foamex International Inc.
October 13, 2006
Page 7

         (n) Environmental. Except as set forth on the environmental schedule prepared by the Company and attached hereto as Schedule D (the "Environmental Schedule"):

             (i) To the knowledge of the Company, there are no pending or threatened material Environmental, Health or Safety Claims against or affecting the Company or any of its Subsidiaries, and the Company is not aware of any facts or circumstances, including without limitation the current or former presence, Release or threatened Release of or exposure to any Hazardous Materials, which could reasonably be expected to form the basis for any such material Environmental, Health or Safety Claim.

             (ii) To the knowledge of the Company, no Premises is currently or was formerly used for the handling, storage, treatment, disposal, manufacture, processing or generation of Hazardous Materials and no Hazardous Materials currently are or formerly were present in, on, about or migrating to or from any Premises, except, in either case, (A) in material compliance with applicable Environmental, Health or Safety Laws and (B) as would not reasonably be anticipated to result in material liabilities or obligations to the Company or its Subsidiaries, including requirements for notification, investigation or remediation, pursuant to Environmental, Health or Safety Laws.

             (iii) Each of the Company and its Subsidiaries holds all material Environmental Permits necessary to the conduct of its businesses.

             (iv) Each of the Company and its Subsidiaries has been and is in material compliance with all applicable Environmental Permits and Environmental, Health or Safety Laws.

             (v) No Premises is a current, or to the knowledge of the Company, a proposed Environmental Clean-up Site.

             (vi) To the knowledge of the Company, there are no underground storage tanks (active or abandoned), asbestos or asbestos-containing materials, or polychlorinated biphenyls located at any Premises in a condition that would reasonably be anticipated to result in material liabilities or obligations to the Company pursuant to Environmental, Health or Safety Laws.

             (vii) There have been no material environmental, health or safety investigations, studies, audits, tests, reviews or other analyses conducted by, or on behalf of, and which are in the possession of, the Company or any of its Subsidiaries with respect to any Premises that have not been delivered to the Significant Equityholders.

Foamex International Inc.
October 13, 2006
Page 8

             (viii) As used herein:

             (A) "Environment" means any surface or subsurface water, groundwater, water vapor, surface or subsurface land, air (including indoor, workplace and ambient air), fish, wildlife, microorganisms and all other natural resources.

             (B) "Environmental, Health or Safety Claim" means any and all administrative or judicial actions, suits, orders, claims, liens, notices, notices of violations, investigations, complaints, requests for information, proceedings and other written communications, whether criminal or civil, pursuant to or relating to any applicable Environmental, Health or Safety Law by any person (including, but not limited to, any court, governmental agency or body, private person and citizens' group) based upon, alleging, asserting or claiming any actual or potential (i) violation of or liability under any Environmental, Health or Safety Law, (ii) violation of any Environmental Permit or (iii) liability for investigatory costs, cleanup costs, removal costs, remedial costs, response costs, natural resource damages, damage, property damage, personal injury, fines or penalties arising out of, based on, resulting from or related to the presence, Release or threatened Release of or exposure to any Hazardous Materials at any location, including, but not limited to, any Premises or any location other than any Premises to which Hazardous Materials or materials containing Hazardous Materials were sent for handling, storage, treatment or disposal.

             (C) "Environmental Clean-up Site" means any location that is listed or proposed for listing on the National Priorities List, the Comprehensive Environmental Response, Compensation and Liability Information System or on any similar state list of sites requiring investigation or cleanup.

             (D) "Environmental, Health or Safety Laws" means any and all applicable federal, state, local, municipal and foreign laws, rules, orders, regulations, statutes, ordinances, codes, common law doctrines, decrees and enforceable requirements of any court or governmental agency or body regulating, relating to, or imposing liability or standards of conduct concerning, any Hazardous Material or protection of the Environment or human or worker health and safety, as now or at any time hereafter in effect, including, without limitation, the Clean Water Act also known as the Federal Water Pollution Control Act ("FWPCA"), 33 U.S.C. ss.ss. 1251 et seq., the Clean Air Act ("CAA"), 42 U.S.C. ss.ss. 7401 et seq., the Federal Insecticide, Fungicide and Rodenticide Act ("FIFRA"), 7 U.S.C. ss.ss. 136 et seq., the Surface Mining Control and Reclamation Act ("SMCRA"), 30 U.S.C. ss.ss. 1201 et seq., the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), 42 U.S.C. ss.ss. 9601 et seq., the Superfund Amendment and Reauthorization Act of 1986 ("SARA"), Public Law 99-499, 100 Stat. 1613, the Emergency Planning and Community Right to Know Act ("EPCRA"), 42 U. S. C. ss. ss. 11001 et seq., the Resource Conservation and Recovery Act ("RCRA"), 42 U.S.C. ss.ss. 6901 et seq., the Occupational Safety and Health Act as amended ("OSHA"), 29 U.S.C. ss.ss. 655 and 657, together, in each case, with any amendment thereto, and the regulations adopted and the publications promulgated thereunder and all substitutions thereof.

Foamex International Inc.
October 13, 2006
Page 9

             (E) "Environmental Permit" means any federal, state, local, provincial, or foreign permits, licenses, approvals, consents or authorizations required by any court or governmental agency or body under or in connection with any Environmental, Health or Safety Law.

             (F) "Hazardous Materials" means any hazardous, toxic or deleterious chemicals, materials, substances or wastes in any amount or concentration, including without limitation petroleum, petroleum hydrocarbons or petroleum products, petroleum by-products, radioactive materials, asbestos or asbestos-containing materials, gasoline, diesel fuel, pesticides, radon, urea formaldehyde, lead or lead-containing materials, polychlorinated biphenyls, and any other chemicals, materials, substances or wastes which are defined as or included in the definition of "hazardous substances," "hazardous materials," "hazardous wastes," "extremely hazardous wastes," "restricted hazardous wastes," "toxic substances," "toxic pollutants," "pollutants," "regulated substances, " "solid wastes" or "contaminants" or words of similar import, under any Environmental, Health or Safety Law.

             (G) "Premises" means any real property currently or formerly owned, leased or operated by the Company or any of its Subsidiaries, including, but not limited to, the Environment, buildings and structures thereat.

             (H) "Release" means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing, or other release of any Hazardous Materials, including, without limitation, the migration of any Hazardous Materials, the abandonment or discard of barrels, containers, tanks or other receptacles containing or previously containing any Hazardous Materials, or any "release", "emission" or "discharge" as those terms are defined in any applicable Environmental, Health or Safety Laws.

         3. Representations and Warranties of the Significant Equityholders. Solely with respect to itself, each of the Significant Equityholders, severally and not jointly, represents and warrants to, and agrees with, the Company as set forth below. Each representation, warranty and agreement made in this Section 3 is made as of the date hereof and as of the Effective Date:

         (a) The Significant Equityholder has been duly organized and is validly existing and in good standing under the laws of its respective jurisdiction of organization.

         (b) The Significant Equityholder has the requisite power and authority to enter into, execute and deliver this Commitment Letter and the Put Option Agreement and to perform its obligations hereunder and thereunder and has taken all necessary action required for the due authorization, execution, delivery and performance by it of this Commitment Letter and the Put Option Agreement.

Foamex International Inc.
October 13, 2006
Page 10

         (c) This Commitment Letter and the Put Option Agreement have been duly and validly executed and delivered by the Significant Equityholder, and constitutes its valid and binding obligation, enforceable against it in accordance with its terms.

         (d) Any New Preferred Stock that may be acquired by the Significant Equityholder is solely for its own account, for investment and not with a view toward resale or other distribution within the meaning of the Securities Act; provided, however, that the disposition of the Significant Equityholder's respective property will at all times be under its control. Any New Preferred Stock will not be offered for sale, sold or otherwise transferred by the Significant Equityholder except pursuant to a registration statement or in a transaction exempt from or not subject to registration under the Securities Act and any applicable state securities laws.

         (e) The Significant Equityholder has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment in any New Preferred Stock that may be acquired by it. The Significant Equityholder is an "accredited investor" within the meaning of Rule 501(a) under the Securities Act. The Significant Equityholder understands and is able to bear any economic risks associated with such investment.

         (f) The Significant Equityholder acknowledges that it has been afforded the opportunity to ask questions and receive answers concerning the Company and to obtain additional information that it has requested to verify the accuracy of the information contained herein. Notwithstanding the foregoing, nothing contained herein will operate to modify or limit in any respect the representations and warranties of the Company or to relieve it from any obligations to the Significant Equityholder for breach thereof or the making of misleading statements or the omission of material facts in connection with the transactions contemplated herein.

         (g) Subject to obtaining the Required Approvals, compliance by the Significant Equityholder with its obligations hereunder, the Put Option Agreement and any Call Option will not, other than such conflicts, violations or defaults that would not have an adverse effect on the ability of the Significant Equityholder to consummate the transactions contemplated hereunder, (i) conflict with, or result in a breach or violation of, any of the terms or provisions of, or constitute a default under (with or without notice or lapse of time, or both), or result in the acceleration, termination, modification or cancellation of, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Significant Equityholder is a party or by which the Significant Equityholder is bound or to which any of the property or assets of the Significant Equityholder are subject, (ii) result in any violation of the provisions of the organizational documents of the Significant Equityholder or
(iii) result in any violation of any statute, license, authorization, injunction, judgment, order, decree, rule or regulation of any court or governmental agency or body having jurisdiction over the Significant Equityholder or any of its respective properties.

Foamex International Inc.
October 13, 2006
Page 11

         (h) No consent, approval, authorization, order, registration or qualification of or with any court or governmental agency or body having jurisdiction over the Significant Equityholder or any of its properties is required for the compliance by the Significant Equityholder with all of the provisions hereof and of the Put Option Agreement or the consummation of the transactions contemplated herein or therein, except the Required Approvals or other consent, approval, authorization, order, registration or qualification that would not have an adverse effect on the Significant Equityholder's ability to consummate the transactions contemplated hereunder.

         (i) The Significant Equityholder has available to it the funds required to fulfill in full its obligations hereunder and under the Put Option Agreement.

         4. Fees and Expenses. Upon approval of this Commitment Letter by the Bankruptcy Court, and so long as this Commitment Letter shall continue to be in full force and effect and has not been terminated or otherwise expired by its terms, and the Significant Equityholders are not otherwise in breach of any material obligation hereunder and under the Commitment Letter, the Company shall be obligated to pay the reasonable, documented, out-of-pocket fees and expenses incurred since June 8, 2006 through the earlier of such termination or expiration date and the Effective Date, for the Professionals (as defined below) in connection with the negotiation, preparation, execution and delivery of the Commitment Letter and any and all Definitive Documents, including, without limitation, any such reasonable fees and expenses incurred in connection with litigation, contested matters, adversary proceedings, or negotiations necessitated by such proceedings, in each case, relating to the Commitment Letter or the First Amended Plan, subject to (i) an aggregate monthly cap of $125,000 for reasonable legal fees and expenses (with the excess in any given month capable of being carried forward and applied in a subsequent month(s)), and (ii) the terms of the engagement letter to be executed by the Company, the Significant Equityholders and Imperial Capital, LLC (such fees and expenses, the "Expenses"); provided, however, that any Expenses that remain unpaid as of the earlier of such termination or expiration date and the Effective Date, as the case may be, shall be paid by the Company no later than thirty (30) days after such termination or expiration date or the Effective Date, as applicable.

         All invoices for which reimbursement is sought from the Company shall be sent via email and regular mail to the Company, the Company's counsel, the U.S. Trustee and counsel for the Official Committee of Unsecured Creditors appointed in the Company's chapter 11 cases. The parties shall have ten (10) calendar days from the delivery of such invoices to object to the reasonableness of the amounts requested. If no objections are raised during the objection period, the Company shall make such payments without the need for filing any application with the Bankruptcy Court. If an objection is raised and cannot be resolved consensually, the parties shall submit such dispute to the Bankruptcy Court for final resolution.

Foamex International Inc.
October 13, 2006
Page 12

         5. Indemnification. The Company agrees to indemnify and hold harmless the Significant Equityholders and their respective affiliates, and each of their respective directors, officers, partners, members, employees, agents, counsel, financial advisors and assignees (including affiliates of such assignees), in their capacities as such (each an "Indemnified Party"), from and against any and all losses, claims, damages, liabilities or other expenses to which such Indemnified Party may become subject from third party claims (including claims by other stockholders), insofar as such losses, claims, damages, liabilities (or actions or other proceedings commenced or threatened in respect thereof) or other expenses arise out of or in any way relate to or result from this Commitment Letter, the First Amended Plan or the Definitive Documents, and the Company agrees to reimburse (on an as-incurred monthly basis) each Indemnified Party for any reasonable legal or other reasonable expenses incurred in connection with investigating, defending or participating in any such loss, claim, damage, liability or action or other proceeding (whether or not such Indemnified Party is a party to any action or proceeding out of which indemnified expenses arise), but excluding therefrom all expenses, losses, claims, damages and liabilities of the Significant Equityholders that are finally judicially determined (not subject to appeal) to have resulted solely from (i) the gross negligence or willful misconduct of such Indemnified Party or
(ii) statements or omissions in a registration statement, disclosure statement or prospectus or any amendment or supplement thereto made in reliance upon or in conformity with the information relating to the Significant Equityholders furnished to the Company in writing by or on behalf of the Significant Equityholders expressly for use in a registration statement, disclosure statement or prospectus or any amendment or supplement thereto. In the event of any litigation or dispute involving this Commitment Letter, the First Amended Plan and/or the Definitive Documents, subject to the foregoing, the Significant Equityholders shall not be responsible or liable to the Company for any special, indirect, consequential, incidental or punitive damages. The obligations of the Company under this paragraph (the "Indemnification Obligations") shall remain effective whether or not any of the transactions contemplated in this Commitment Letter are consummated, any Definitive Documents are executed and notwithstanding any termination of this Commitment Letter and shall be binding upon the Reorganized Company in the event that any plan of reorganization of the Company is consummated.

         Except in the case of fraud, and subject to the foregoing Indemnification Obligations, the Significant Equityholders' rights to payment of the Put Option Premium (to the extent due and payable in accordance with the Investment Term Sheet and the Put Option Agreement) and any accrued and unpaid Expenses (subject to the limitations set forth herein) shall constitute the sole and liquidated damages available to the Significant Equityholders in the event the transactions contemplated herein are not consummated.

         6. Additional Covenants of the Company. The Company agrees with the Significant Equityholders:

         (a) To file a motion seeking Bankruptcy Court approval of this Commitment Letter (including payment of the Expenses and the Put Option Premium and the Indemnification Obligations) as soon as practicable but in no event more than three (3) business days after execution of the Commitment Letter by the Significant Equityholders and the Company. Any motion, pleading, proposed order, press release, public statement or other document that relates or refers to the Commitment, the Commitment Letter or the First Amended Plan shall be provided to counsel to the Significant Equityholders in draft form for review prior to its being made public or its being filed with the Bankruptcy Court. No such materials may be made public or be filed with the Bankruptcy Court without the consent of each of the Significant Equityholders (through their counsel), which consent shall not be unreasonably withheld or delayed.

Foamex International Inc.
October 13, 2006
Page 13

         (b) Other than with respect to a Competing Transaction, the Company (i) will use reasonable best efforts to obtain, and to cause the other Debtors to obtain, the entry of the Confirmation Order by the Bankruptcy Court, the terms of which shall be consistent in all material respects with this Commitment Letter and the First Amended Plan; (ii) will use reasonable best efforts to adopt, and to cause the other Debtors to adopt, the First Amended Plan; (iii) will not, and will cause the other Debtors not to, amend or modify the First Amended Plan in any material respect that would adversely affect the Significant Equityholders without their prior written consent. In addition, the Company will provide to the Significant Equityholders and their counsel with a copy of the Confirmation Order and a reasonable opportunity to review and comment on such order prior to such order being filed with the Bankruptcy Court, and the Company will not, and will cause the other Debtors not to, file the Confirmation Order with the Bankruptcy Court unless the Significant Equityholders have approved the form of such order, such approval not to be unreasonably withheld or delayed.

         (c) To use reasonable best efforts to effectuate the Rights Offering as provided herein upon the terms and conditions set forth in the Investment Term Sheet.

         (d) Other than after the Company has sent the Significant Equityholders a Competing Transaction Acceptance Notice in accordance with the Investment Term Sheet, not to file any pleading or take any other action in the Bankruptcy Court that is inconsistent with the terms of this Commitment Letter, the First Amended Plan, the Confirmation Order or the consummation of the transactions contemplated hereby or thereby without providing prior written notice to the Significant Equityholders no later than five (5) business days before filing any such pleading or taking such action.

         (e) To use reasonable best efforts to promptly prepare and file all necessary documentation and to effect all applications that are necessary or advisable under the HSR Act so that the applicable waiting period shall have expired or been terminated thereunder with respect to the purchase, if any, of the Additional Common Stock by the Significant Equityholders hereunder, and not to take any action that is intended or reasonably likely to materially impede or delay the ability of the parties to obtain any necessary approvals required for the transactions contemplated by this Agreement. The Company shall pay the filing fees required by the HSR Act.

         (f) To file with the Secretary of State of Delaware the Certificate of Amendment as contemplated herein on or prior to the Effective Date.

Foamex International Inc.
October 13, 2006
Page 14

         (g) The Company shall provide to the Significant Equityholders and their advisors and representatives reasonable access during normal business hours to all books, records, documents, properties and personnel of the Company. In addition, the Company shall promptly provide written notification to counsel to the Significant Equityholders of any claim or litigation, arbitration or administrative proceeding that is threatened or filed against the Company from the date hereof until the earlier of the (i) Effective Date and (ii) termination or expiration of this Commitment Letter. The Company shall promptly provide written notice to counsel to the Significant Equityholders of any change in any of the information contained in the representations or warranties, including without limitation related schedules, made by the Company herein and shall promptly furnish any information that a Significant Equityholder may reasonably request in relation to such changes.

         7. Additional Covenants of the Significant Equityholders. Solely with respect to itself, each Significant Equityholder agrees, severally and not jointly, with the Company:

         (a) To use reasonable best efforts, upon confirmation of the First Amended Plan, to fulfill its obligations under the First Amended Plan (solely to the extent expressly set forth or contemplated in this Commitment Letter) and otherwise to consummate the transactions contemplated by this Commitment Letter, the Put Option Agreement and the First Amended Plan.

         (b) Not to file any pleading or take any other action in the Bankruptcy Court that is inconsistent with the terms of this Commitment Letter, the Put Option Agreement, the First Amended Plan, the Confirmation Order or the consummation of the transactions contemplated hereby or thereby other than with respect to any pleadings or actions related to the Senior Secured Notes (as defined in the Plan Term Sheet) by Goldman, Sachs & Co., in its capacity as a holder of Senior Secured Notes.

         (c) To use reasonable best efforts to promptly prepare and file all necessary documentation and to effect all applications that are necessary or advisable under the HSR Act so that the applicable waiting period shall have expired or been terminated thereunder with respect to the purchase, if any, of the Additional Common Stock by the Significant Equityholders hereunder, and not to take any action that is intended or reasonably likely to materially impede or delay the ability of the parties to obtain any necessary approvals required for the transactions contemplated by this Agreement; the parties understanding that this shall not require a Significant Equityholder to take any actions under the HSR Act prior to the Rights Offering Commencement Date (as defined in the Investment Term Sheet).

Foamex International Inc.
October 13, 2006
Page 15

         8. Acknowledgements and Agreements of the Debtors. Notwithstanding anything herein to the contrary, the Debtors acknowledge and agree that (a) the transactions contemplated hereby are arm's-length commercial transactions between the Debtors, on the one hand, and the Significant Equityholders, on the other, (b) in connection therewith and with the processes leading to such transactions, each Significant Equityholder is acting solely as a principal and not the agent or fiduciary of the Debtors or their estates, (c) no Significant Equityholder has assumed an advisory or fiduciary responsibility in favor of the Debtors or their estates with respect to such transactions or the processes leading thereto (irrespective of whether such Significant Equityholder has advised or is currently advising the Debtors on other matters) and (d) the Debtors have consulted their own legal and financial advisors to the extent they deemed appropriate. The Debtors agree that they will not claim that any Significant Equityholder has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to the Debtors or their estates, in connection with such transactions or the processes leading thereto.

         9. Survival of Representations and Warranties. All representations and warranties made in this Commitment Letter will survive the execution and delivery of this Commitment Letter but will terminate and be of no further force or effect after the Effective Date.

         10. Obligations of Significant Equityholders. Notwithstanding anything else to the contrary set forth in this Commitment Letter (including the Term Sheets), the Put Option Agreement, the Definitive Documents, or the First Amended Plan, the obligations of the Significant Equityholders under this Commitment Letter (including the Term Sheets), the Put Option Agreement, the Definitive Documents, the First Amended Plan or in respect of the transactions contemplated by any of the foregoing, shall be several, not joint and several.

         11. Termination. This Commitment Letter shall terminate upon the occurrence of any of the Termination Events (as defined in the Investment Term Sheet) in accordance with the terms set forth in Investment Term Sheet, unless such Termination Event is waived as set forth in the Investment Term Sheet.

         12. Miscellaneous. This Commitment Letter, including the attached Term Sheets and Put Option Agreement, (a) supersedes, if accepted and approved by the Bankruptcy Court, all prior discussions, agreements, commitments, arrangements, negotiations or understandings, whether oral or written, of the Significant Equityholders and the Debtors with respect hereto and thereto; (b) shall be governed, except to the extent that the Bankruptcy Code is applicable, by the laws of the State of New York, without giving effect to the conflict of laws provisions thereof; (c) shall not be assignable by the Company without the prior written consent of each of the Significant Equityholders (and any purported assignment without such consent shall be null and void); (d) shall not be assignable by the Significant Equityholders except to their designees as may be reasonably acceptable to the Company, (e) is intended to be solely for the benefit of the parties hereto and the Indemnified Parties and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto and the Indemnified Parties; and (f) may not be amended or waived except by an instrument in writing signed by the Company and each of the Significant Equityholders.

Foamex International Inc.
October 13, 2006
Page 16

         13. Effectiveness. Notwithstanding anything herein to the contrary, the obligations of the Debtors hereunder, under the Put Option Agreement and under the Term Sheets are subject to the approval of the Bankruptcy Court. The failure to include any provision of the Term Sheets or the Put Option Agreement in this Commitment Letter shall not affect the enforceability of such provision. The terms and conditions set forth in the Term Sheets and the Put Option Agreement are incorporated in their entirety as if set forth in this Commitment Letter.

         14. Counterparts. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this Commitment Letter by facsimile transmission shall be effective as delivery of a manually executed counterpart hereof.

         15. Headings. The headings in this Commitment Letter are for reference purposes only and will not in any way affect the meaning or interpretation of this Commitment Letter.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

Foamex International Inc.
October 13, 2006
Page 17


If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms hereof and of the Term Sheets by returning to us executed counterparts hereof not later than 5:00 p.m., New York City time, on Monday, October 16, 2006.

Very truly yours,
D. E. SHAW LAMINAR PORTFOLIOS, L.L.C.            PAR IV MASTER FUND, LTD.


By:    /s/ Daniel Posner                           /s/ Robert B. Burke
    --------------------------------             -------------------------
    Name:  Daniel Posner                         Name:  Robert B. Burke
    Title:  Authorized Signatory                 Title:  Director

SUNRISE PARTNERS LIMITED PARTNERSHIP             SIGMA CAPITAL ASSOCIATES, LLC


By:   /s/ Michael J. Berner                      Sigma Capital Management, LLC
    --------------------------------               /s/ Peter A. Nussbaum
    Name:  Michael J. Berner                   ---------------------------
    Title: Vice President                      Name:  Peter A. Nussbaum
                                               Title: Authorized Signatory


GOLDMAN, SACHS & CO.


By:      /s/ Richard Katz
    --------------------------------
    Name:  Richard Katz
    Title: Managing Director



Agreed and accepted on this 13th day of October, 2006:

FOAMEX INTERNATIONAL INC. (ON BEHALF OF ITSELF AND THE OTHER
DEBTORS)


By:      /s/ Gregory J. Christian
    --------------------------------
    Name:  Gregory J. Christian
    Title: EVP & General Counsel

                                    EXHIBIT A

                       TERM SHEET FOR POTENTIAL INVESTMENT

         This Term Sheet (the "Investment Term Sheet") is part of a commitment letter, dated October 13, 2006 (the "Commitment Letter"), addressed to Foamex International Inc. by the Significant Equityholders (as defined below) and is subject to the terms and conditions of the Commitment Letter. Capitalized terms used herein shall have the meanings set forth in the Commitment Letter unless otherwise defined herein.


ISSUER:                      Foamex International Inc. (the "Company")

SIGNIFICANT                  D. E. Shaw Laminar Portfolios, L.L.C., Par IV
EQUITYHOLDERS:               Master Fund, Ltd., Sunrise Partners Limited
                             Partnership, Sigma Capital Associates, LLC and
                             Goldman, Sachs & Co., or their respective designees that are reasonably acceptable to the Company
                             (collectively, the "Significant Equityholders").

PREFERRED                    The Significant Equityholders and the Company will
STOCK PUT                    enter into a put option agreement (the "Put Option
OPTION:                      Agreement") by which each of the Significant
                             Equityholders will sell, and the Company will purchase, a put option (the "Put Option") under which the Company may require the Significant
                             Equityholders to purchase New Preferred Stock (as defined below) in the Reorganized Company (as defined below) in the event that not all of the shares of Additional Common Stock (as defined below) are subscribed and paid for in full by the Equityholders (as defined below) pursuant to the Rights Offering (as described below) (after taking into account the Rights (as defined below), if any, exercised by the Significant Equityholders). If the Company exercises the Put Option, and subject to the satisfaction of the Put Option Conditions (as defined below), the Company will sell the New
                             Preferred Stock to each of the Significant
                             Equityholders under the Put Option, on a pro rata basis in accordance with each Significant
                             Equityholder's pro rata share of the Significant
                             Equityholders Common Stock or on such other basis as may be agreed among the Significant
                             Equityholders, communicated in writing and reasonably acceptable to the Company, for an aggregate purchase price equal to the Rights
                             Offering Amount (as defined below) less the aggregate amount received by the Company as a result of the exercise, if any, of Rights by the Significant Equityholders and the other
                             Equityholders. The terms and conditions of the Put
                             Option shall be more fully set out in the Put
                             Option Agreement. If issued, the New Preferred
                             Stock shall be issued on the Effective Date (as defined below).

                             As consideration for the Put Option, the Company will pay the Significant Equityholders an aggregate amount of up to $9.5 million in immediately available funds (the "Put Option Premium"), to be allocated among the Significant Equityholders in accordance with the terms of the Put Option Agreement and payable in the following manner: (i) $2.0 million shall be paid no later than three (3) business days after the Bankruptcy Court (as defined below) enters an order approving the Approval Motion (as defined below); (ii) $2.5 million shall be paid on the date that the Bankruptcy Court enters an order approving a Competing Transaction (as defined below); (iii) $5.5 million shall be paid upon the occurrence of a Termination Event set forth in subsections (g),
                             (h), (i), (j), (m) or (n) of the section captioned "Termination Events" below; and (iv) $7.5 million shall be paid on the Effective Date if the Commitment Letter (including this Investment Term Sheet) is not otherwise terminated earlier and remains in full force and effect.

                             The Put Option shall expire on the earlier of (i) the Effective Date and (ii) February 28, 2007 (the "Put Option Expiration Date"), unless terminated or extended as provided herein.

EQUITY RIGHTS                A rights offering (the "Rights Offering") shall be
OFFERING:                    made in conjunction with and pursuant to the First
                             Amended Plan (as defined below) to generate gross proceeds equal to the Rights Offering Amount (as defined below).


                             Pursuant to the First Amended Plan, (i) each Common Equityholder shall be offered the Right (as defined below) to purchase up to 2.56 shares of Additional Common Stock for each share of Existing Common Stock owned by such holder on the Record Date, in exchange for a cash payment equal to $2.25 per share of Additional Common Stock (the "Additional Common Stock Purchase Price") and (ii) each Preferred Equityholder shall be offered the Right to purchase up to 255.78 shares of Additional Common Stock for each share of Existing Preferred Stock owned by such holder on the Record Date, in exchange for a cash payment equal to the Additional Common Stock Purchase Price.

                             Each Equityholder will receive such number of Rights that, if exercised by such holder, would allow such holder to maintain its equity ownership percentage in the Company as of the Record Date, subject to dilution as a result of (a) the issuance of any shares of common stock or options to purchase Additional Common Stock under the Management Incentive Plan and the issuance of any shares of common stock under the Key Employee Retention Plan (each as defined in the Plan Term Sheet), and (b) the exercise of any employee stock options outstanding on and as of the Effective Date.

                             The Rights shall not be independently transferable, but shall trade together with the Existing Common Stock or Existing Preferred Stock, as the case may be, through the Record Date.

                             A rights agent will be appointed by the Company to facilitate the Rights Offering following consultation with the Significant Equityholders.

                             Fractional shares shall not be issued and no compensation shall be paid in respect of fractional shares.

                             Unexercised Rights will expire without compensation at the Expiration Time.

                             Shares of Additional Common Stock issued in connection with the Rights Offering and as a result of the exercise, if any, by the Significant Equityholders of the Call Option (as defined below) shall be issued on the Effective Date and the First Amended Plan shall expressly require that the Rights Offering close prior to the Effective Date.

SEC                          The Company shall file a registration statement
REGISTRATION:                (the "Offering Registration Statement") with the
                             SEC under the Securities Act of 1933, as amended
                             (the "Securities Act"), registering the offering of the Additional Common Stock underlying the Rights.

USES OF                      The Reorganized Company shall utilize the proceeds
PROCEEDS:                    from the sale of Additional Common Stock and the
                             New Preferred Stock, if any, (a) first, to pay the expenses of the Rights Offering and to pay the balance of the Put Option Premium that becomes due and payable on the Effective Date and (b) second, the net proceeds remaining will be contributed by the Company to Foamex, L.P., its operating subsidiary, to fund required payments under the First Amended Plan and to fund Foamex L.P.'s working capital requirements on the Effective Date.

COVENANTS:                   The definitive documents with respect to the
                             transactions contemplated by this Investment Term
                             Sheet, including, without limitation, the documents to be included in the plan supplement to be filed in connection with the First Amended Plan (the
                             "Definitive Documents"), shall be entered into pursuant to the First Amended Plan and shall provide for affirmative and negative covenants customarily found in agreements for similar investments or financings, as well as other covenants reasonably satisfactory to the
                             Significant Equityholders, in their individual reasonable discretion, including, without limitation, a covenant that the parties agree to treat the Call Option and the Put Option as options for U.S. federal income tax purposes.

                             The Amended and Restated Certificate of
                             Incorporation of the Reorganized Company shall include provisions with respect to any "Business Combination" (as defined in the Company's current Restated Certificate of Incorporation) with or into any "Related Person" (as so defined) requiring that the consideration received by the other shareholders in connection with such Business Combination (as so defined) is at "fair value" as determined by the "independent director(s)" (who shall have authority, but not the obligation, to engage independent counsel and independent bankers at the Company's expense, subject to a budget which shall be reasonably acceptable to the Reorganized Company's board of directors, as a whole for purposes of such determination).

REPRESENTATIONS              The Definitive Documents shall contain
AND WARRANTIES:              representations and warranties customarily found in
                             agreements for similar investments or financings and shall be reasonably satisfactory to the Significant Equityholders in their individual reasonable discretion.

REGISTRATION                 Pursuant to the First Amended Plan, on the
RIGHTS:                      Effective Date the Reorganized Company shall enter
                             into a registration rights agreement with each of the Significant Equityholders (the "Registration
                             Rights Participants") in form and substance reasonably satisfactory to the parties thereto which will provide:

                             (A) such Registration Rights Participants with two demand registration rights and unlimited piggy-back registration rights (provided that (i) no demand shall qualify as such unless made by the holders of at least 25% of the aggregate number of outstanding shares of Additional Common Stock, and unless at least 25% of such aggregate number of outstanding shares shall be included to be sold in each registration statement and (ii) no such piggyback registration rights shall be applicable with respect to any filing by the Reorganized Company of a registration statement on Forms S-4 or S-8, or any successor forms thereto) with respect to any Additional Common Stock held by such Registration Rights Participants (including Additional Common Stock issuable upon exercise of the Call Option by such Registration Rights Participants) on customary and reasonable terms; and

                             (B) that (i) at such time as the Reorganized
                             Company is eligible to effect a registration on Form S-3 (or any successor form), within sixty (60) days after the request of any Registration Rights Participant or group thereof which holds at least 25% of the aggregate number of outstanding shares of Additional Common Stock, the Reorganized Company shall prepare and file, and shall use its reasonable best efforts to have declared effective as soon as practicable thereafter, a registration statement under the Securities Act for the offering on a continuous basis pursuant to Rule 415 of the Securities Act, of any shares of Additional Common Stock held by the Registration Rights Participants (the "Shelf Registration"); and (ii) the Reorganized Company shall keep the Shelf Registration effective for a period ending on the earlier of (a) the date that is the two-year anniversary of the date upon which such registration statement is declared effective by the SEC, (b) the date such Additional Common Stock has been disposed of pursuant to an effective registration statement, (c) the date such Additional Common Stock has been disposed of (1) pursuant to and in accordance with SEC Rule 144 (or any similar provision then in force) under the Securities Act or (2) pursuant to another exemption from the registration requirements of the Securities Act pursuant to which the Additional Common Stock is thereafter freely transferable without restriction under the Securities Act, and
                             (d) the date such Additional Common Stock ceases to be outstanding.

                             The Reorganized Company shall pay all fees and expenses for any demand registration (including, without limitation, the reasonable fees and expenses of one special counsel for the Registration Rights Participants). The managing underwriter of any public offering effected pursuant to a demand registration will be selected by the Reorganized Company. The selling stockholders shall pay for their respective internal costs and expenses related to any piggyback registration in which they participate. The Registration Rights Agreement shall be reasonably satisfactory to the Significant Equityholders in their sole discretion.

EXPENSES:                    Upon approval of the Commitment Letter by the
                             Bankruptcy Court, and so long as such Commitment
                             Letter shall continue to be in full force and effect and has not been terminated or otherwise expired by its terms, and the Significant
                             Equityholders are not otherwise in breach of any material obligation hereunder and under the Commitment Letter, the Company shall be obligated to pay the reasonable, documented, out-of-pocket fees and expenses incurred since June 8, 2006 through the earlier of such termination or expiration date and the Effective Date, for the Professionals (as defined below) in connection with the negotiation, preparation, execution and delivery of the Commitment Letter and any and all Definitive Documents, including, without limitation, any such reasonable fees and expenses incurred in connection with litigation, contested matters, adversary proceedings, or negotiations necessitated by such proceedings, in each case, relating to the Commitment Letter or the First
                             Amended Plan, subject to (i) an aggregate monthly cap of $125,000 for reasonable legal fees and expenses (with the excess in any given month capable of being carried forward and applied in a subsequent month(s)), and (ii) the terms of the engagement letter to be executed by the Company, the Significant Equityholders and Imperial Capital,
                             LLC (such fees and expenses, the "Expenses");
                             provided, however, that any Expenses that remain unpaid as of the earlier of such termination or expiration date and the Effective Date, as the case may be, shall be paid by the Company no later than thirty (30) days after such termination or expiration date or the Effective Date, as applicable.

                             All invoices for which reimbursement is sought from the Company shall be sent via email and regular mail to the Company, the Company's counsel, the U.S. Trustee and counsel for the Official Committee of Unsecured Creditors appointed in the Company's chapter 11 cases. The parties shall have ten (10) calendar days from the delivery of such invoices to object to the reasonableness of the amounts requested. If no objections are raised during the objection period, the Company shall make such payments without the need for filing any application with the Bankruptcy Court. If an objection is raised and cannot be resolved consensually, the parties shall submit such dispute to the Bankruptcy Court for final resolution.

CONDITIONS                   The obligations of the Significant Equityholders
PRECEDENT TO                 under the Put Option shall be subject to
PUT OPTION                   satisfaction of each of the following conditions
OBLIGATIONS:                 precedent (collectively, the "Put Option
                             Conditions"):

                             (a) the Offering Registration Statement shall have become effective and no stop order suspending its effectiveness or any notice objecting to its use shall have been issued and no proceeding for such purpose shall have been threatened or instituted by the SEC or any state securities commission or authority and all of the Rights shall have been issued;

                             (b) the Expiration Time of the Rights Offering shall have passed;

                             (c) the First Amended Plan shall provide that the Company shall sell, and each of the Significant Equityholders shall purchase, on or prior to the Effective Date, pursuant to and in connection with the First Amended Plan, on a pro rata basis in accordance with each Significant Equityholder's pro rata share of the Significant Equityholders Common Stock, or on such other basis as may be agreed among the Significant Equityholders, communicated in writing and reasonably acceptable to the Company, for an aggregate purchase price equal to $2.0 million (the "Call Option Premium"), an option (the "Call Option") to purchase on the Effective Date, on a pro rata basis in accordance with each Significant Equityholder's pro rata share of the Significant Equityholders Common Stock, or on such other basis as may be agreed among the Significant Equityholders, communicated in writing and reasonably acceptable to the Company, shares of the Additional Common Stock at a per share price equal to the Additional Common Stock Purchase Price for each Right that is not subscribed and paid for in full by the Equityholders as of the Expiration Time, up to a maximum aggregate purchase price equal to the Rights Offering Amount less the aggregate amount received by the Company as a result of the exercise, if any, of the Rights by Equityholders; provided, however, that if a Termination Event occurs or the Company agrees to enter into a Competing Transaction, the Call Option Premium shall not be payable;

                             (d) the Definitive Documents shall provide for the following: (i) the Rights Offering shall expire at least seven (7) business days prior to the projected Effective Date of the First Amended Plan (the "Projected Effective Date," which date shall be determined jointly by the Debtors and the Significant Equityholders); (ii) within two (2) business day after the expiration of the Rights Offering the Company shall send the Significant Equityholders and their counsel a written notice setting forth the total proceeds received through the Rights Offering and any shortfall between the Rights Offering Amount and such proceeds received;
                             (iii) the Significant Equityholders may exercise the Call Option no later than three (3) business days after receipt of the notice set forth in (ii) above; and (iv) (a) if the Significant Equityholders exercise the Call Option, settlement of the Call Option shall take place on the Effective Date and the Put Option shall expire without any further action by any Party (unless the Significant Equityholders default in the settlement of the Call Option) or (b) if the Significant Equityholders do not exercise the Call Option, the Call Option shall expire without any further action by any Party, and the Company shall have one (1) business day from the date of expiration of the Call Option to exercise the Put Option, which if exercised, shall settle on the Effective Date.

                             (e) the First Amended Plan shall be in form and substance materially consistent with the Plan Term Sheet and shall be reasonably satisfactory to the Significant Equityholders in their individual reasonable discretion;

                             (f) an order confirming the First Amended Plan (the "Confirmation Order"), in form and substance reasonably satisfactory to the Significant Equityholders in their individual reasonable discretion, shall have been entered and shall not have been stayed or modified or vacated on appeal;

                             (g) from the date of the Commitment Letter through the Effective Date, there shall not have been a Material Adverse Change (as defined below);

                             (h) appropriate legal documentation in connection with the Rights Offering shall have been executed and delivered, in form and substance reasonably satisfactory to the Significant Equityholders in their individual reasonable discretion, and the satisfaction of the conditions precedent contained therein shall have been satisfied or waived in accordance therewith;

                             (i) a corporate charter, bylaws and other governance documents of the Reorganized Company shall have been adopted as part of the First Amended Plan, in form and substance consistent with the Plan Term Sheet and this Investment Term Sheet and in forms reasonably satisfactory to the Significant Equityholders in their individual reasonable discretion;

                             (j) all necessary governmental, regulatory and third-party approvals, waivers and/or consents in connection with the Rights Offering and the First Amended Plan shall have been obtained and remain in full force and effect, and there shall exist no pending claim, action, suit, investigation, litigation or proceeding in any court or before any arbitrator or governmental instrumentality, which would prohibit the consummation of the transactions contemplated by this Investment Term Sheet;

                             (k) no Termination Event (as defined below) shall have occurred (excluding a Termination Event that has been waived as provided for herein);

                             (l) to the extent not already paid, the Put Option Premium shall have been paid;

                             (m) all of the Company's representations and warranties set forth in the Commitment Letter shall have been true and correct as of the date of execution of the Commitment Letter and shall be true and correct as of the Effective Date as if then made (in each case, without giving effect to any materiality or similar qualifier therein), unless the failure of such representations and warranties to be true and correct, individually or in the aggregate, has not resulted in there being a Material Adverse Change after the execution of the Commitment Letter; and

                             (n) the Exit Facility (as defined in the Plan Term Sheet), shall be in full force and effect; in addition, the lenders under the Exit Facility shall be prepared to fund under the Exit Facility on or after the Effective Date immediately following the Reorganized Company's receipt of the proceeds from the Rights Offering, including, if applicable, any proceeds from the Company's exercise of the Put Option or the Significant Equityholders' exercise of the Call Option.

                             The foregoing Put Option Conditions can be waived or modified only upon the written consent of each of the Significant Equityholders and the Company; provided, however, that if one or more of the Significant Equityholders (each a "Waiving Significant Equityholder") so consent in writing, then the agreement set forth herein and in the Commitment Letter shall continue to be in full force and effect as between the Company and each Waiving Significant Equityholder; provided further such consent shall state that the Waiving Significant Equityholders assume the funding obligation of each Significant Equityholder that is not a Waiving Significant Equityholder such that the total amount of proceeds generated from the exercise of the Put Option or the Call Option, as applicable, shall be equal to the Rights Offering Amount less the amount of proceeds generated by the exercise of Rights under the Rights Offering.

TERMINATION                  "Termination Event," wherever used herein, means
EVENTS:                      any of the following events (whatever the reason
                             for such Termination Event and whether it will be voluntary or involuntary; provided, however, that such event is not the result of action (or inaction) on the part of any of the Significant
                             Equityholders):

                                  (a) within three (3) business days of the Company and the Significant Equityholders executing the Commitment Letter, the Company has not filed a motion (the "Approval Motion") seeking Bankruptcy Court approval of the Commitment Letter and the Company's payment of the Expenses and the Put Option Premium;

                                  (b) the Company has not filed the First
                                  Amended Plan and accompanying disclosure statement (in form and substance reasonably acceptable to the Significant Equityholders in their individual reasonable discretion, the "Disclosure Statement") on or before November 10, 2006;

                                  (c) the Company has not filed the Offering
                                  Registration Statement with the SEC on or before November 10, 2006;

                                  (d) the Bankruptcy Court has not entered an order granting the relief sought in the Approval Motion (including the approval of the Company's payment of the Expenses and the Put Option Premium as valid and binding obligations entitled to administrative expense priority) on or before November 30, 2006;

                                  (e) the Company does not obtain Bankruptcy
                                  Court approval of the Disclosure Statement on or before December 15, 2006;

                                  (f) the Bankruptcy Court does not confirm the First Amended Plan on or before February 2, 2007;

                                  (g) the Effective Date of the First Amended
                                  Plan does not occur on or before February 28, 2007;

                                  (h) a trustee, responsible officer, or an examiner with powers beyond the duty to investigate and report, as set forth in 11 U.S.C. ss. 1106(a)(3) and (4), shall have been appointed under 11 U.S.C. ss.ss. 1104 or 105;

                                  (i) the chapter 11 cases shall have been converted to cases under chapter 7 of the Bankruptcy Code;

                                  (j) the Company shall have breached any
                                  material provision of the Commitment Letter, this Investment Term Sheet or the Definitive Documents, written notice of such breach shall have been given by the Significant Equityholders and such breach shall not have been cured within two (2) business days of the Company's receipt of such notice;

                                  (k) the failure or non-occurrence by the date specified of any Put Option Condition or any condition precedent in the Commitment Letter;

                                  (l) the Bankruptcy Court shall have entered an order approving a Competing Transaction;

                                  (m) the First Amended Plan is modified to provide for any terms that are adverse to the Significant Equityholders (solely in their capacity as Significant Equityholders and not as Equityholders) or materially inconsistent with the terms set forth in the Commitment Letter, this Investment Term Sheet or the Plan Term Sheet; and

                                  (n) after filing the First Amended Plan, the Company (i) submits or supports a plan of reorganization or liquidation that is adverse to the Significant Equityholders (solely in their capacity as Significant Equityholders and not as Equityholders) or materially inconsistent with the terms and provisions of the Commitment Letter, this Investment Term Sheet or the Plan Term Sheet or (ii) moves to withdraw or withdraws the First Amended Plan.

                             The foregoing Termination Events are intended solely for the benefit of the Significant Equityholders, and can be waived or modified only upon the consent of each of the Significant Equityholders, provided, however, that if one or more of the Significant Equityholders shall agree in writing to be a Waiving Significant Equityholder with respect to such Termination Event then the agreement set forth herein and in the Commitment Letter shall continue to be in full force and effect as between the Company and each Waiving Significant Equityholder; provided further such consent shall state that the Waiving Significant Equityholders assume the funding obligation of each Significant Equityholder that is not a Waiving Significant Equityholder such that the total amount of proceeds generated from the exercise of the Put Option or the Call Option, as applicable, shall be equal to the Rights Offering Amount less the amount of proceeds generated by the exercise of Rights under the Rights Offering.

                             Other than with respect to the Waiving Significant Equityholders, all provisions of the Commitment Letter and this Investment Term Sheet shall terminate automatically without any act of any Significant Equityholders upon the occurrence of any of the Termination Events, provided, however, that each Significant Equityholder shall be entitled to receive or retain any portion of the Put Option Premium (provided such Significant Equityholders are not otherwise in breach of any material obligation hereunder and under the Commitment Letter) paid or payable as of the date of termination, unless such Termination Event is caused by such Significant Equityholder.

                             Notwithstanding anything to the contrary herein or in the Commitment Letter, during the time period between the Company's acceptance of a Competing Transaction and the Bankruptcy Court's entry of an order approving such Competing Transaction, the Commitment Letter and this Investment Term Sheet shall not terminate except upon the occurrence of a Termination Event set forth in subsection (g), (h) or (i) of the section captioned "Termination Events" above.

COMPETING                    Notwithstanding anything to the contrary herein,
TRANSACTIONS:                within three (3) business days of the Company's
                             receipt of an offer or proposal to enter into a Competing Transaction, the Company shall deliver a detailed notice setting forth the terms and conditions of the Competing Transaction to the legal and financial advisors to the Significant
                             Equityholders. Prior to the Company's acceptance of such Competing Transaction, the Company shall deliver a second notice to the legal and financial advisors to the Significant Equityholders setting forth the Company's intent to accept such Competing
                             Transaction and the terms and conditions of such Competing Transaction and the Significant
                             Equityholders shall then have three (3) business days from their advisors' receipt of such notice to make an offer (the "Significant Equityholders
                             Revised Offer") revising the transactions contemplated herein. Upon receipt of a Significant
                             Equityholders Revised Offer, the Board of Directors of the Company (in consultation with its financial advisors and outside legal counsel) shall evaluate the Competing Transaction and the Significant
                             Equityholders Revised Offer, if any, and choose the one that in its sole business judgment constitutes the higher or best offer or is otherwise more favorable to the Company and its creditors and stockholders. If after such evaluation, the board determines to pursue the Competing Transaction (or if the Significant Equityholders fail to make a Significant Equityholders Revised Offer), the
                             Company shall send a written notice (the "Competing
                             Transaction Acceptance Notice") of its
                             determination to the Significant Equityholders no later than one (1) day after making such determination.

DAMAGES: Except in the case of fraud, the Significant Equityholders' rights to payment of the Put Option Premium (to the extent due and payable) and any accrued and unpaid Expenses (subject to the limitations set forth herein) shall constitute the sole and liquidated damages available to the Significant Equityholders in the event the transactions contemplated herein and in the Commitment Letter are not consummated; provided, however, that nothing herein shall be construed to limit any indemnity obligations that the Company has as set forth in the Commitment Letter.

GOVERNING LAW:               All documentation in connection with the
                             transactions contemplated by this Investment Term
                             Sheet shall be governed by the laws of the State of New York.

AMENDMENT:                   No material amendment of the Commitment Letter,
                             this Investment Term Sheet or the First Amended
                             Plan shall be effective without the prior written consent of each of the Significant Equityholders.

DEFINITIONS:                 "Additional Common Stock" means the common stock in
                             Reorganized Foamex International to be issued on the Effective Date to (i) Equityholders under the First Amended Plan in connection with Rights that are exercised as part of the Rights Offering, and
                             (ii) Significant Equityholders under the First
                             Amended Plan in connection with the Call Option, if exercised. For the avoidance of doubt, the Additional Common Stock that will be outstanding on or after the Effective Date will be in addition to, and will be fungible with, the Existing Common
                             Stock on the Effective Date (except as limited by applicable securities law).

                             "Bankruptcy Court" means the United States
                             Bankruptcy Court for the District of Delaware or such other court of competent jurisdiction.

                             "Common Equityholder" means a holder of Existing Common Stock as of the Record Date.

                             "Competing Transaction" means an offer with respect to (i) an equity financing or sale (to the extent any such proposal, offer or bid, relates to the acquisition of 25% or more of the Reorganized Company's common stock), (ii) a financing or refinancing of all or substantially all of the Company's or its subsidiaries' debt (other than the Exit Facility or a similar substitute exit financing facility), or (iii) a sale of all or substantially all of the Company's business or assets; provided that the Significant Equityholders are not in breach of any of material obligation under the Commitment Letter.

                             "Effective Date" means the date that all conditions to the effectiveness of the First Amended Plan have been satisfied or waived as provided herein, which conditions shall be reasonably satisfactory to the Significant Equityholders in their individual reasonable discretion.

                             "Equityholder" means a holder, as of the Record Date, of Existing Common Stock or Existing Preferred Stock.

                             "Existing Common Stock" means the outstanding common stock in the Company immediately prior to the Effective Date.

                             "Existing Preferred Stock" means the outstanding preferred stock in the Company immediately prior to the Effective Date.

                             "Expiration Time" means 5:00 p.m. on the date that the Rights Offering expires.

                             "First Amended Plan" shall have the meaning ascribed to it in the Plan Term Sheet attached as Exhibit B to the Commitment Letter.

                             "Material Adverse Change" means any material adverse change, or any development that could reasonably be expected to result in a material adverse change, individually or when taken together with any other such changes or developments, in the financial condition, business, results of operations, assets and liabilities of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, it being understood that a material adverse change resulting from a general economic downturn or other event that does not affect the Company disproportionately to other companies (or their subsidiaries or divisions) in the foam industry shall not be deemed to be a Material Adverse Change.

                             "New Preferred Stock" means preferred stock in the Reorganized Company on terms and conditions specified in an exhibit to the Put Option Agreement. Such New Preferred Stock shall be structured to qualify as "plain vanilla preferred stock" for U.S. federal income tax purposes under
                             Section 1504(a)(4) of the United States Tax Code.

                             "Preferred Equityholder" means a holder of Existing Preferred Stock as of the Record Date.

                             "Professionals" means (i) Cleary Gottlieb Steen & Hamilton LLP and Skadden, Arps, Slate, Meagher & Flom LLP, as legal advisors to the Significant Equityholders, (ii) Imperial Capital LLC, as the financial advisor to the Significant Equityholders,
                             (iii) Morris, Nichols, Arsht & Tunnell LLP, as local counsel to the Significant Equityholders, and
                             (iv) BDO Siedman, LLP and Nexant, Inc., as additional advisors to the Significant Equityholders.

                             "Record Date" means a date that is three (3) business days prior to the Rights Offering Commencement Date, whereby the rights are granted to Equityholders of record on such date.

                             "Reorganized Company" means the Company after the Effective Date.

                             "Right" means the right to purchase Additional Common Stock pursuant to the Rights Offering as contemplated herein.

                             "Rights Offering Amount" means an amount equal to $150.0 million; provided, however, that in no event shall the Company's cash on its consolidated balance sheet as of the Effective Date (after giving effect to the payments and other transactions contemplated by the First Amended
                             Plan) exceed $7.5 million on and as of the second business day after the Effective Date.

                             "Rights Offering Commencement Date" means a date, after the SEC declares the Offering Registration Statement effective on which the Rights Offering shall commence and the Rights shall become exercisable, which date shall be selected by the Company and shall be reasonably acceptable to the Significant Equityholders in their individual reasonable discretion.

                             "SEC" means the United States Securities and
                             Exchange Commission.

                             "Significant Equityholders Common Stock" means the aggregate amount of Existing Common Stock (assuming the conversion of the Existing Preferred Stock) owned by each of the Significant Equityholders, when taken together, on the Record Date.

                                    EXHIBIT B

                                 PLAN TERM SHEET

               THIS TERM SHEET IS NOT AN OFFER WITH RESPECT TO ANY SECURITIES OR SOLICITATION OF ACCEPTANCES OF A CHAPTER 11 PLAN.

           SUCH OFFER OR SOLICITATION ONLY WILL BE MADE IN COMPLIANCE
            WITH ALL APPLICABLE SECURITIES LAWS AND/OR PROVISIONS OF
                              THE BANKRUPTCY CODE.

                            FOAMEX INTERNATIONAL INC.

TERM SHEET FOR PROPOSED CHAPTER 11 PLAN OF REORGANIZATION

This term sheet (the "Plan Term Sheet"), which is part of a commitment letter, dated October 13, 2006 (the "Commitment Letter"), addressed to Foamex International Inc. ("Foamex International") by the Significant Equityholders (as defined in the Investment Term Sheet) and is subject to the terms and conditions of the Commitment Letter, describes the principal terms of a proposed restructuring of Foamex International, together with its affiliates and subsidiaries that are debtors under chapter 11 of title 11 of the United States Code, 11 U.S.C. ss.ss. 101 et seq. (the "Bankruptcy Code") (collectively, the "Debtors," or the "Company"). Capitalized terms that are not otherwise defined herein shall have the meanings ascribed to them in the Investment Term Sheet that is attached as Exhibit A to the Commitment Letter.


PLAN PROPONENT:              The Debtors

PLAN OF                      The Debtors shall file a plan of reorganization
REORGANIZATION:              (the "First Amended Plan") and related disclosure
                             statement (the "Disclosure Statement") that incorporate, and are consistent with, the terms of the Commitment Letter, the Investment Term Sheet and this Plan Term Sheet.

                             The First Amended Plan and the Disclosure Statement shall be in form and substance reasonably acceptable to the Significant Equityholders in their individual reasonable discretion and may not be amended to adversely affect the Significant Equityholders.

                             The First Amended Plan shall address, among other things, the Debtors' (i) obligations under the DIP Financing Facilities among Foamex, as borrower, the lenders party thereto (the "DIP Lenders"), including Bank of America, N.A., as agent, and Silver Point Finance, LLC, as agent (as amended, collectively, the "DIP Facility"); (ii) obligations under the Indenture, dated as of March 25, 2002, among Foamex and U.S. Bank National Association, as trustee, relating to the issuance of the Series A and Series B 10-3/4% Senior Secured Notes of Foamex due 2009 (the "Senior Secured Notes"); (iii) obligations under the Indenture, dated as of June 12, 1997, between Foamex and the Bank of New York, as trustee, relating to the issuance of the 9-7/8% Senior Subordinated Notes due 2007 (the "2007 Senior Subordinated Notes"); (iv) obligations under the Indenture, dated as of December 23, 1997, between Foamex and the Bank of New York, as trustee, relating to the issuance of the 13-1/2% Senior Subordinated Notes due 2005 (the "2005 Senior Subordinated Notes," and together with the 2007 Senior Subordinated Notes, collectively, the "Senior Subordinated Notes"); (v) other obligations; and (vi) equity securities including options, warrants and rights related thereto.

PLAN FUNDING:                Foamex International shall effectuate a Rights
                             Offering for Additional Common Stock pursuant to the First Amended Plan as contemplated by the Investment Term Sheet.

                             In addition, the Reorganized Company shall enter into an exit facility(ies) upon terms substantially similar to those contained in the draft commitment letter and the fee letter delivered to the Significant Equityholders (as executed, the "Exit Facility Commitment Letter") and their legal and financial advisors prior to the Significant Equityholders and Foamex International's execution of the Commitment Letter in connection with this Plan Term Sheet (the "Exit Facility").

                             The First Amended Plan will be funded with cash from operations, borrowings under the Exit Facility and the proceeds of the Rights Offering for Additional Common Stock or the exercise of the Put Option or the Call Option, as the case may be.

DEFINITIVE                   The transactions described in this Plan Term Sheet
DOCUMENTS:                   are subject in all respects to, among other things,
                             definitive documentation, including the First
                             Amended Plan and the documents to be included in the plan supplement to the First Amended Plan and the Disclosure Statement, all of which shall be in form and substance reasonably satisfactory to the Significant Equityholders in their individual reasonable discretion.

TREATMENT OF
CLAIMS AND
INTERESTS:

ADMINISTRATIVE               The allowed administrative expense claims against
EXPENSE CLAIMS               Foamex shall be unimpaired. Except with respect to
                             administrative expense claims that are professional fee claims, each holder of an allowed administrative expense claim shall receive (a) cash in an amount equal to the amount of such allowed administrative expense claim on the later of the initial distribution date under the First Amended
                             Plan and the date such administrative expense claim becomes an allowed administrative expense claim, or as soon thereafter as is practicable, or (b) such other treatment as the Debtors and such holder shall have agreed upon; provided, however, that allowed administrative expense claims that arise in the ordinary course of the Debtors' business shall be paid in full in the ordinary course of business in accordance with the terms and subject to the conditions of any agreements governing, instruments evidencing, or other documents relating to, such transactions.

PRIORITY TAX CLAIMS          The allowed priority tax claims shall be
                             unimpaired. Except to the extent that a holder of an allowed priority tax claim agrees to a different treatment, each holder of an allowed priority tax claim shall receive, at the sole option of the Reorganized Debtors, (a) cash in an amount equal to such allowed priority tax claim plus Post-Petition
                             Interest on the later of the initial distribution date under the First Amended Plan and the date such priority tax claim becomes an allowed priority tax claim, or as soon thereafter as is practicable, or
                             (b) over a period through the sixth anniversary of the date of assessment of such allowed priority tax claim, deferred cash payments in an aggregate amount equal to such allowed priority tax claim
                             (plus Post-Petition Interest) plus interest on such aggregate amount over such period at the same rate as such Post-Petition Interest. All allowed priority tax claims which are not due and payable on or before the Effective Date shall be paid in the ordinary course of business in accordance with the terms thereof.

DIP FINANCING CLAIMS         The allowed claims under the DIP Facility shall be
                             unimpaired. Except to the extent that the holders of claims under the DIP Facility and the Debtors agree to a different treatment, which shall be reasonably satisfactory to the Substantial
                             Equityholders, the holders of the DIP financing claims, or their designees, shall receive payment in full in cash of all DIP financing claims in full and final satisfaction thereof other than the obligations under the indemnity and other provisions of the DIP credit facilities that by their terms shall survive the termination of the DIP credit facilities and confirmation of the First
                             Amended Plan.

OTHER PRIORITY CLAIMS        The allowed other priority claims shall be
                             unimpaired. Except to the extent that a holder of an allowed other priority claim and the Debtors agree to a different treatment, which shall be reasonably satisfactory to the Significant
                             Equityholders, each holder of an allowed other priority claim shall receive, in full and final satisfaction of such claim, payment in full in cash in an amount equal to such allowed other priority claim plus Post-Petition Interest on or as soon as practicable after the later of the initial distribution date under the First Amended Plan and the date when such other priority claim becomes an allowed other priority claim, provided, however, that other priority claims that arise in the Debtors' ordinary course of business and which are not due and payable on or before the Effective Date shall be paid in the ordinary course of business in accordance with the terms thereof.

OTHER SECURED CLAIMS         Allowed other secured claims (including outstanding
                             industrial revenue bonds) shall be unimpaired.
                             Except to the extent that a holder of an allowed other secured claim and the Debtors agree to a different treatment, which shall be reasonably satisfactory to the Substantial Equityholders, at the sole option of the Debtors, in full and final satisfaction of such claim, (i) each allowed other secured claim shall be reinstated and rendered unimpaired in accordance with section 1124(2) of the Bankruptcy Code, notwithstanding any contractual provision or applicable nonbankruptcy law that entitles the holder of an allowed other secured claim to demand or to receive payment of such allowed other secured claim prior to the stated maturity of such allowed other secured claim from and after the occurrence of a default, (ii) each holder of an allowed other secured claim shall receive cash in an amount equal to such allowed other secured claim plus Post-Petition Interest, in full and complete satisfaction of such allowed other secured claim on the later of the initial distribution date under the First Amended Plan and the date such other secured claim becomes an allowed other secured claim, or as soon thereafter as is practicable, or (iii) each holder of an allowed other secured claim shall receive the collateral securing its allowed other secured claim plus Post-Petition Interest in full and complete satisfaction of such allowed other secured claim on the later of the initial distribution date under the First Amended Plan and the date such other secured claim becomes an allowed other secured claim, or as soon thereafter as is practicable.

SENIOR SECURED NOTE          Allowed Senior Secured Note claims shall be
CLAIMS                       unimpaired. With respect to the Senior Secured
                             Notes, the Company and the Significant
                             Equityholders (other than Goldman, Sachs & Co.)
                             agree that the First Amended Plan shall provide that the Senior Secured Note claims shall be allowed in the aggregate amount of $312,452,083.33 plus Post-Petition Interest, but excluding any call premiums or any prepayment penalties. Each holder of an allowed Senior Secured Note claim shall be paid in full in cash on the initial distribution date under the First Amended Plan, or as soon thereafter as is practicable.

SENIOR SUBORDINATED          Allowed Senior Subordinated Note claims shall be
NOTE CLAIMS                  unimpaired. The Senior Subordinated Note claims
                             shall be allowed in the aggregate amount of $208,150,130.55. Each holder of an allowed Senior
                             Subordinated Note claim shall paid in full in cash on the initial distribution date under the First
                             Amended Plan, together with Post-Petition Interest, or as soon thereafter as is practicable.

GENERAL UNSECURED            Allowed general unsecured claims shall be
CLAIMS                       unimpaired. Each holder of an allowed general
                             unsecured claim (which shall not include
                             Unliquidated Claims) shall be paid in full in cash on the later of the initial distribution date, or as soon thereafter as is practicable under the First Amended Plan and the date such general unsecured claim is allowed plus Post-Petition
                             Interest. To the extent insurance is available to satisfy an allowed general unsecured claim, such allowed general unsecured claim shall be paid in the ordinary course of the Reorganized Debtors' business to the extent of such insurance, without need for Court approval, at such time as such claim becomes liquidated and proceeds of the insurance therefor become available. The Debtors shall not establish any disputed claims reserve for payment of general unsecured claims.

UNLIQUIDATED CLAIMS          Holders of Unliquidated Claims shall not be
                             impaired. All Unliquidated Claims, solely to the extent and on the basis set forth in a timely and validly filed proof of claim, shall be liquidated, determined and satisfied in the ordinary course of business by the Reorganized Debtors, without need for Court approval, including, where applicable, through access to available insurance. The Debtors shall not establish any disputed claims reserve for payment of Unliquidated Claims.

EXISTING PREFERRED           The Existing Preferred Stock in Foamex
STOCK                        International shall be impaired. Each share of
                             preferred stock in Foamex International to the extent still outstanding shall be converted into 100 shares of Additional Common Stock on the Effective Date and shall receive the treatment accorded to the holders of Existing Common Stock under the First Amended Plan.

EXISTING COMMON              The Existing Common Stock in Foamex International
STOCK                        shall be impaired.

                             Existing Common Stock in Foamex International shall remain outstanding after the Effective Date, subject to dilution as a result of the issuance, if any, of additional shares of common stock pursuant to the (a) Rights Offering, including shares issued to the Significant Equityholders under the Call Option, if exercised, (b) the Management Incentive Plan, (c) the Key Employee Retention Plan and (d) the exercise of any employee stock options outstanding on and as of the Effective Date.

                             The Company and the Reorganized Company will use its reasonable best efforts to maintain one or more market makers for its common stock, who will facilitate trading of the common stock on the OTC Bulletin Board (the "pink sheets").

OTHER COMMON EQUITY          The allowed other common equity interests in Foamex
INTERESTS IN FOAMEX          International, including options, warrants and
INTERNATIONAL                rights related to the Debtor's equity interests,
                             shall be unimpaired and shall remain outstanding after the Effective Date.

INTERCOMPANY CLAIMS          Intercompany claims shall be unimpaired and shall
                             be reinstated upon the Effective Date.

OTHER EQUITY INTERESTS       Except as otherwise provided for in the First
IN SURVIVING DEBTOR          Amended Plan, all other equity interests in the
SUBSIDIARIES                 subsidiaries of Foamex International and Foamex
                             L.P. shall be unimpaired.

SEC                          The Rights Offering shall be offered pursuant to
REGISTRATION:                the Offering Registration Statement, filed with the
                             SEC, in connection with and pursuant to the First
                             Amended Plan.

CONDITIONS TO                The First Amended Plan shall contain various
CONFIRMATION &               conditions precedent to confirmation and to the
EFFECTIVE DATE:              Effective Date that must be satisfied or waived,
                             which conditions shall include and be consistent with the conditions set forth in the Investment
                             Term Sheet.

                             Such conditions to the Effective Date shall include, without limitation, the following:

                             (a) the First Amended Plan shall be in form and substance consistent with the Commitment Letter, the Investment Term Sheet and this Plan Term Sheet, and shall be reasonably satisfactory to the Significant Equityholders in their individual reasonable discretion;

                             (b) an order confirming the First Amended Plan, in form and substance reasonably satisfactory to the Significant Equityholders in their individual reasonable discretion, shall have been entered and shall not have been stayed or modified or vacated on appeal; and

                             (c) the Effective Date of the First Amended Plan shall have occurred on or before February 28, 2007.

BOARD                        The Significant Equityholders shall have the right
REPRESENTATION:              to nominate four (4) members of the Reorganized
                             Company's board of directors. In addition to the Significant Equityholders' four (4) nominees, there shall be one (1) independent director. The
                             Reorganized Company's chief executive officer and its general counsel shall also serve on the board of directors (the "Board of Directors"); provided that if stock in the Reorganized Company is listed on a national securities exchange, the number of directors and/or composition of the Board of Directors may be revised as required under the applicable rules of the relevant stock exchange.

                             Subject to the Reorganized Company's by-laws relating to the filling of vacancies, if any, on the Board of Directors, the members of the Board of Directors as constituted on the Effective Date will continue to serve at least until the first annual meeting of stockholders after the Effective Date, which meeting shall not take place until at least 12 months after the Effective Date.

REORGANIZED                  The officers of the Reorganized Company shall be
DEBTORS' SENIOR              substantially the same as the officers of the
MANAGEMENT:                  Debtors on the date of the Commitment Letter.
                             Raymond E. Mabus shall be retained as the Chief
                             Executive Officer and President of Reorganized
                             Foamex International.

                             The Reorganized Debtors' officers shall serve in accordance with any employment agreement with the Reorganized Debtors and applicable nonbankruptcy law, as the case may be.

MANAGEMENT                   The First Amended Plan shall provide for a
INCENTIVE PLAN:              management incentive plan (the "Management
                             Incentive Plan"), which shall include, among other things, an allocation of up to 10% of the fully diluted common stock outstanding on the Effective
                             Date to be distributed as determined by the Reorganized Company's board of directors.

DEREGISTRATION:              Foamex International and the Reorganized Company
                             shall take all necessary steps to qualify to cease filing public reports with the SEC as soon as legally practicable following the Effective Date.

POST-EFFECTIVE               The First Amended Plan shall provide that (i) the
DATE GOVERNANCE:             Reorganized Debtors shall enter into such
                             agreements and amend their corporate governance documents to the extent necessary to implement the terms and conditions of the Commitment Letter and the First Amended Plan; and (ii) on and as of the Effective Date, the Rights Agreement between Foamex
                             International Inc. and Mellon Investor Services
                             LLC, dated as of August 5, 2004, and amended thereafter, shall be terminated.

MINORITY                     The Amended and Restated Certificate of
SHAREHOLDER                  Incorporation of the Reorganized Company shall
PROTECTIONS:                 include provisions with respect to any "Business
                             Combination" (as defined in the Company's current
                             Restated Certificate of Incorporation) with or into any "Related Person" (as so defined) requiring that the consideration received by the other shareholders in connection with such Business
                             Combination (as so defined) is at "fair value" as determined by the "unrelated director(s)" (who shall have authority, but not the obligation, to engage independent counsel and independent bankers at the Company's expense, subject to a budget which shall be reasonably acceptable to the Reorganized
                             Company's board of directors, as a whole for purposes of such determination).

ADDITIONAL                   The First Amended Plan shall contain other
PROVISIONS:                  provisions customarily found in other similar plans
                             of reorganization, as are reasonably acceptable to the Significant Equityholders in their individual reasonable discretion.

DEFINITIONS:

POST-PETITION INTEREST       "Postpetition Interest" means with respect to:

                             (a) the Senior Secured Note Claims, accrued and unpaid interest (including interest on interest that is due and owing and unpaid, compounded semi-annually on the semi-annual interest payment dates) pursuant to the Senior Secured Notes Indenture from the Petition Date through the Effective Date at the applicable contractual rate;

                             (b) the 2005 Senior Subordinated Note Claims, accrued and unpaid interest pursuant to the 2005 Senior Subordinated Notes Indenture from the Petition Date through the Effective Date at the applicable contractual rate;

                             (c) the 2007 Senior Subordinated Note Claims, accrued and unpaid interest (including interest on interest that is due and owing and unpaid, compounded semi-annually on the semi-annual interest payment dates) pursuant to the 2007 Senior Subordinated Notes Indenture from the Petition Date through the Effective Date at the applicable contractual rate;

                             (d) other secured claims, interest accruing on such claims from the Petition Date through the Effective Date at the rate set forth in the contract or other applicable document giving rise to such claims (to the extent lawful) or, if the applicable instrument does not specify a rate of interest, at the federal judgment rate as provided for in 28 U.S.C. ss. 1961 as in effect on the Petition Date;

                             (e) priority tax claims, (i) with respect to federal taxes, at a fixed annual rate equal to the federal statutory rate as provided in 26 U.S.C. ss. 6621; and (ii) with respect to state and local taxes, at the prime lending rate of interest as in effect for the period to which the priority tax claim pertains; and

                             (f) general unsecured claims, interest, accruing from the Petition Date through the Effective Date at the federal judgment rate as provided for in 28 U.S.C. ss. 1961 as in effect on the Petition Date; provided, however, that the First Amended Plan shall provide procedures under which holders of allowed unsecured claims may seek payment of interest at an otherwise legally required rate.

                             For the avoidance of doubt, except as required under applicable non-bankruptcy law, Post-Petition Interest will not be paid on the following allowed claims: administrative expense claims, cure claims, fee claims or Unliquidated Claims.

                             "Unliquidated Claim" means a timely and validly filed proof of claim, disputed by the Debtors, asserting an unliquidated or contingent unsecured claim (which claim numbers shall be set forth in a schedule attached to the First Amended Plan) against one of the Debtors, solely to the extent and on the basis set forth in the proof of claim, and to the extent such claim has not been disallowed and remains unliquidated, disputed and/or contingent on and as of the Effective Date unless such claim has been disallowed by the Bankruptcy Court.

                             "Reorganized Debtors" means, collectively, the Debtors after the Effective Date.

                                    EXHIBIT C

                              PUT OPTION AGREEMENT

         THIS PUT OPTION AGREEMENT (this "Agreement") is made and entered into as of the [ ] day of _________, 2006, by and between Foamex International Inc., a Delaware corporation (the "Company"), and each of the parties set forth on the signature page hereto (collectively, the "Significant Equityholders").

         WHEREAS, the Company and the Significant Equityholders have entered into an equity commitment agreement, dated October 13, 2006 (the "Commitment Agreement"), which has attached thereto as Exhibit A, the Investment Term Sheet, and as Exhibit B, the First Amended Plan Term Sheet;

         WHEREAS, the Company has filed the First Amended Plan with the Bankruptcy Court (AS DEFINED IN THE INVESTMENT TERM SHEET) incorporating the terms and conditions of the Investment Term Sheet and the Plan Term Sheet;

         WHEREAS, as set forth in the Investment Term Sheet, the Company plans to distribute to holders of its common stock, par value $0.01 per share (the "Common Stock") and preferred stock, rights to purchase shares of Common Stock upon its emergence from chapter 11 of the United States Bankruptcy Code (the "Rights");

         WHEREAS, in connection with the consummation of the First Amended Plan, the proceeds of the Rights Offering (as defined in the Investment Term Sheet), estimated to be approximately $150.0 million (the "Rights Offering Amount"), will be used to provide funding for the Company's required payments under or in connection with the First Amended Plan;

         WHEREAS, in the event that the aggregate gross proceeds received by the Company as a result of the exercise, if any, of Rights does not raise all of the Rights Offering Amount, the funds comprising the shortfall will be raised by the Company either pursuant to (i) the Significant Equityholders' exercise of the Call Option (as defined in the Investment Term Sheet) to be provided for pursuant to the First Amended Plan, subject to the terms and conditions of the Call Option, or (ii) the Company's exercise of the Put Option (as defined below), subject to the terms and conditions thereof, as contemplated by the Investment Term Sheet and the First Amended Plan; and

         WHEREAS, each of the Significant Equityholders desires to sell to the Company pursuant to the Put Option, and the Company desires to purchase from each of the Significant Equityholders, its Pro Rata Share (as defined below) of the right to put shares of Series C Preferred Stock of the Company having the terms set forth in the term sheet attached hereto as Annex A (the "Preferred Stock"), with an aggregate purchase price and stated value equal to the difference between the Rights Offering Amount and the aggregate gross proceeds actually received by the Company as a result of the exercise, if any, of Rights (the "Put Amount").

         NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the Company and each Significant Equityholder agrees, severally and not jointly, as follows:

                                    ARTICLE I
                           OPTION TO REQUIRE PURCHASE

         1.1 Grant of Option. (a) Each Significant Equityholder hereby grants to the Company an option (the "Put Option") to require such Significant Equityholder to purchase its Pro Rata Share of shares of the Preferred Stock. The aggregate purchase price and aggregate stated value of Preferred Stock to be issued pursuant to exercise of the Put Option shall be equal to the Put Amount (such shares of the Preferred Stock, the "Shares"). Such purchase shall be upon and subject to the terms, covenants and conditions set forth herein.

          (b) Upon the exercise of the Put Option by the Company, the Company agrees to sell, and each of the Significant Equityholders agrees to purchase, upon and subject to the terms, covenants and conditions set forth herein, its Pro Rata Share of the Shares.

          (c) As used herein, the "Pro Rata Share" of a Significant Equityholder shall be either (i) the percentage of the number of Rights to be received by all Significant Equityholders that are to be received by such Significant Equityholder or (ii) such other percentage as may be agreed among the Significant Equityholders, which percentage shall be communicated in writing to the Company by the Significant Equityholders in accordance with Section 4.2 hereof and be reasonably acceptable to the Company.

         1.2. Term and Exercise Period. The Company may only exercise the Put Option during the time between the expiration of the Call Option if it has not been exercised and one business day prior to the earlier of the Effective Date (as defined in the Investment Term Sheet) and February 28, 2007 (the "Exercise Period"). If the Company shall not have exercised the Put Option during the Exercise Period, the Put Option shall automatically terminate without any further action by either the Company or the Significant Equityholders, and, subject to Section 3.2(c) hereof, neither the Company nor any of the Significant Equityholders shall have any further rights, duties or obligations hereunder.

         1.3 Procedure to Exercise Option. (a) To exercise the Put Option during the Exercise Period, the Company shall deliver a written notice in accordance with Section 4.2 hereof in the form attached hereto as Annex B (an "Exercise Notice") to each Significant Equityholder, which Exercise Notice shall state that the Company is thereby exercising the Put Option and shall state that the date for the closing of the exercise of the Put Option (the "Closing Date") shall be the Effective Date.

          (b) Upon exercise of the Put Option, this Agreement shall become a contract for the sale of the Shares upon all of the terms, covenants and conditions as herein set forth, with the names to be listed on each certificate evidencing the Shares to be those set forth in Annex C hereto, as applicable, unless a Significant Equityholder shall have transmitted a notice to the Company in accordance with Section 4.2 hereof specifying different information to be used in respect of the certificates relating to it.

          (c) If the Put Option is exercised, on the Closing Date, the Company shall deliver the Shares to the Significant Equityholders against payment by the respective Significant Equityholders of the purchase price for their respective Shares by wire transfer of immediately available funds to the account designated by the Company in the Exercise Notice.

                                   ARTICLE II
                               PUT OPTION PREMIUM

          2.1 Put Option Premium. The Company will pay, by wire transfer of immediately available funds to the accounts designated by the Significant Equityholders in accordance with Section 4.2 hereof, the following amounts to the Significant Equityholders (such amounts, collectively, the "Put Option Premium"):

          (a) $2.0 million shall be paid no later than three (3) business days after the Bankruptcy Court (as defined in the Investment Term Sheet) enters an order approving the Approval Motion (as defined in the Investment Term Sheet);

          (b) $2.5 million shall be paid on the date that the Bankruptcy Court enters an order approving a Competing Transaction;

          (c) $5.5 million shall be paid upon the occurrence of any of the Termination Events set forth in subsections (g), (h), (i), (j),
                (m) or (n) of the section captioned "Termination Events" in the Investment Term Sheet; and

          (d) $7.5 million shall be paid on the Effective Date if the Commitment Letter (including the Investment Term Sheet) is not otherwise terminated earlier and remains in full force and effect.

EACH PAYMENT SHALL BE MADE TO THE RESPECTIVE ACCOUNTS OF THE SIGNIFICANT EQUITYHOLDERS IN THE SAME PROPORTION AS THEIR PRO RATA SHARES.

                                   ARTICLE III
       CONDITIONS PRECEDENT TO THE SIGNIFICANT EQUITYHOLDERS' OBLIGATIONS

          3.1 Conditions to the Significant Equityholders' Obligations. (a) The Significant Equityholders' obligations hereunder are subject to satisfaction or waiver of the Put Option Conditions (as defined in the Investment Term Sheet).

          (a) The Put Option Conditions may be waived or modified only upon the written consent of each of the Significant Equityholders and the Company; provided, however, that if one or more of the Significant Equityholders (each a "Waiving Significant Equityholder") so consent in writing, then this Agreement shall continue to be in full force and effect as between the Company and each Waiving Significant Equityholder; provided further such consent shall state that the Waiving Significant Equityholders assume the funding obligation of each Significant Equityholder that is not a Waiving Significant Equityholder such that the total amount of proceeds generated from the exercise of the Put Option or the Call Option, as applicable, shall be equal to the Rights Offering Amount less the amount of proceeds generated by the exercise of Rights under the Rights Offering.

          3.2 Termination. (a) This Agreement shall terminate automatically without any act of any Significant Equityholders upon the occurrence of any of the Termination Events (as defined in the Rights Offering Term Sheet).

          (b) The Termination Events are intended solely for the benefit of the Significant Equityholders, and can be waived or modified only upon the consent of each of the Significant Equityholders, provided, however, that if one or more of the Significant Equityholders shall agree in writing to be a Waiving Significant Equityholder with respect to such Termination Event then this Agreement shall continue to be in full force and effect as between the Company and each Waiving Significant Equityholder; provided further such consent shall state that the Waiving Significant Equityholders assume the funding obligation of each Significant Equityholder that is not a Waiving Significant Equityholder such that the total amount of proceeds generated from the exercise of the Put Option or the Call Option, as applicable, shall be equal to the Rights Offering Amount less the amount of proceeds generated by the exercise of Rights under the Rights Offering.

          (c) Notwithstanding any other provision of this Agreement to the contrary, EACH Significant Equityholder shall be entitled to retain or receive any portion of the Put Option Premium (provided such Significant Equityholder is not otherwise in breach of any of its material obligations under the Commitment Letter) paid or payable as of the date of termination, unless such Termination Event is caused by such Significant Equityholder.

          (d) Notwithstanding any other provision of this Agreement to the contrary, upon the Significant Equityholders' exercise of the Call Option and purchase of Additional Common Stock pursuant to the Call Option, this Agreement shall terminate automatically, and any exercise of the Put Option shall be cancelled automatically, without any further action by either the Company or any Significant Equityholder, and, subject to Section 3.2(c) hereof, neither the Company nor any of the Significant Equityholders shall have any further rights, duties or obligations hereunder, including, for the avoidance of doubt, any obligation on the part of the Company to issue, or the Significant Equityholders to acquire, New Preferred Stock.

                                   ARTICLE IV
                                  MISCELLANEOUS

         4.1 Captions. The captions, headings and arrangements used in this Agreement are for convenience only and do not in any way affect, limit, amplify or modify the terms and provisions hereof.

         4.2 Notices. Any notice, request, demand, instruction or other document to be given or served hereunder or under any document or instrument executed pursuant thereto shall be in writing and shall be delivered personally by a receipt requested therefor, by electronic mail (with a return receipt obtained), by facsimile transmission (with a delivery confirmation obtained) or sent by a recognized overnight courier service or by the United States registered or certified mail, return receipt requested, postage prepaid and addressed to the parties at their respective addresses set forth below, and the same shall be effective (a) upon receipt or refusal if delivered personally or by facsimile transmission; (b) one (1) business day after depositing with such an overnight courier service or (c) two (2) business days after deposit in the mails if mailed. A party may change its address for receipt of notices by service of a notice of change in accordance herewith. All notices by facsimile transmission shall be subsequently confirmed by U.S. certified or registered mail.

If to each Significant             [D. E. Shaw & Co., L.P. ]
Equityholder:                      120 West 45th Street, 39th Floor
                                   New York, New York 10036
                                   Attention:  Seth Charnow
                                   Facsimile No.: _______________
                                   Telephone No.:______________
                                   E-mail:  ____________________

                                   [Goldman, Sachs & Co.]
                                   One New York Plaza, 50th Floor
                                   New York, NY 10004
                                   Attention:  Richard Katz
                                   Facsimile No.: _______________
                                   Telephone No.:______________
                                   E-mail:  ____________________

                                   [Par IV Master Fund, Ltd.]
                                   50 Tice Blvd.  3rd Floor
                                   Woodcliff Lake, NJ 07677
                                   Attention:  Robert B. Burke
                                   Facsimile No.: _______________
                                   Telephone No.:______________
                                   E-mail:  ____________________

                                   [Sunrise Partners Limited Partnership]
                                   Two American Lane
                                   Greenwich, CT 06836-2571
                                   Attention:  Doug Ambrose
                                   Facsimile No.: _______________
                                   Telephone No.:______________
                                   E-mail:  ____________________

                                   [Sigma Capital Management, LLC]
                                   540 Madison Avenue
                                   New York, NY 10022
                                   Attention:  John Reilly
                                   Facsimile No.: _______________
                                   Telephone No.:______________
                                   E-mail:  ____________________

                  With a copy to:  __________________________________
                                   Attention:  ______________________
                                   Facsimile No.:  __________________
                                   Telephone No.:  __________________
                                   E-mail:  ____________________

If to the Company:                 Foamex International Inc.
                                   1000 Columbia Avenue
                                   Linwood, Pennsylvania  19061
                                   Attention:  Gregory Christian, Executive
                                   Vice President
                                   Facsimile No.: (610) 859-2948
                                   Telephone No.: (610) 859-3000
                                   E-mail:  ____________________

                  With a copy to:  Paul, Weiss, Rifkind, Wharton & Garrison LLP
                                   1285 Avenue of the Americas
                                   New York, New York  10019
                                   Attention:  Judith R. Thoyer, Esq.
                                   Facsimile No.:   (212) 492-0002
                                   Telephone No.:  (212) 373-3002
                                   E-mail:  jthoyer@paulweiss.com

          4.4 GOVERNING LAW. THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO ITS CONFLICT OF LAW PRINCIPLES, SHALL GOVERN THE INTERPRETATION OF THIS AGREEMENT.

          4.5 Entirety and Amendments. This Agreement embodies the entire agreement between the parties and supersedes all prior agreements and understandings, if any, relating to the transactions contemplated herein, and may be amended or supplemented only by an instrument in writing executed by the party against whom enforcement is sought.

          4.6 Multiple Counterparts. This Agreement may be executed in counterparts, each of which shall be an original but all of which together shall constitute one agreement, binding on all of the parties hereto notwithstanding that all of the parties hereto are not signatories to the same counterpart. For purposes of this Agreement, each of the parties hereto agrees that a facsimile copy of the signature of the person executing this Agreement on either party's behalf shall be effective as an original signature and legally binding and effective as an execution counterpart hereof.

          4.7 Parties Bound. The Company shall not have the right to assign this Agreement, without the prior written consent of the Significant Equityholders. None of the Significant Equityholders shall have the right to assign this Agreement without the prior written consent of the Company, except the Significant Equityholders may assign this agreement to such designees as may be reasonably acceptable to the Company. This Agreement will be binding upon and inure to the benefit of the Company and the Significant Equityholders and their respective successors (including, with respect to the Company, the Reorganized Company (as defined in the Investment Term Sheet)) and permitted assigns, and no other party will be conferred any rights by virtue of this Agreement or be entitled to enforce any of the provisions hereof.

         4.8 Further Acts. In addition to the acts and deeds recited herein and contemplated to be performed, executed and/or delivered by the Company and the Significant Equityholders, the Company and the Significant Equityholders agree to perform, execute and/or deliver or cause to be performed, executed and/or delivered at the Closing or after the Closing any and all such further acts, deeds and assurances as may be necessary to consummate the transactions contemplated hereby.

         4.9 Business Days. All references to "business days" contained herein are references to days on which banks are not required or authorized to close in New York City.

                  [Remainder of page intentionally left blank]

         IN WITNESS WHEREOF, the parties hereto have executed this Put Option Agreement as of the date first above written.

                                            COMPANY:

                                            FOAMEX INTERNATIONAL INC.


                                            By:
                                               ---------------------------------
                                               Name:
                                               Title:
SIGNIFICANT EQUITYHOLDERS:

D.E. SHAW LAMINAR PORTFOLIOS, L.L.C.


By:
   ------------------------------------
   Name:
   Title:

PAR IV MASTER FUND, LTD.


By:
   ------------------------------------
   Name:
   Title:

SUNRISE PARTNERS LIMITED PARTNERSHIP


By:
   ------------------------------------
   Name:
   Title:

SIGMA CAPITAL ASSOCIATES, LLC


By:
   ------------------------------------
   Name:
   Title:

GOLDMAN, SACHS & CO.


By:
   ------------------------------------
   Name:
   Title:

                                     ANNEX A

                       SERIES C PREFERRED STOCK TERM SHEET

         The following sets forth the terms of the Preferred Stock; terms not defined herein shall have the meanings ascribed to them in the Put Option
Agreement:

------------------------------------- ------------------------------------------
Terms of the Investment
------------------------------------- ------------------------------------------
 The Company                           The Reorganized Company (the "Company").
------------------------------------- ------------------------------------------
 Significant Equityholders             D.E. Shaw Laminar Portfolios, L.L.C., Par
                                       IV Master Fund Ltd., Sunrise Partners
                                       Limited Partnership, Sigma Capital
                                       Associates, LLC and Goldman, Sachs & Co.,
                                       or their respective designees that are
                                       reasonably acceptable to the Company.
------------------------------------- ------------------------------------------
 Price Per Share                       The price per share will be the Put
                                       Amount divided by the aggregate number of
                                       Preferred Shares to be issued (the
                                       "Purchase Price").
------------------------------------- ------------------------------------------
                                       Preferred Shares Designation Series C
                                       Preferred Stock (the "Preferred Shares").
------------------------------------- ------------------------------------------
                                       Ranking The Preferred Shares will rank
                                       senior to all equity capital of the
                                       Company, whether now or hereafter
                                       outstanding.
------------------------------------- ------------------------------------------
                                       Dividends The holders of Preferred Shares
                                       will be entitled to receive, when, as and
                                       if declared by the Board of Directors, as
                                       described below, quarterly dividends in
                                       respect of each Preferred Share equal to
                                       the rate per annum of __%(1) (the
                                       "Dividend Rate") of the Liquidation
                                       Preference (as defined below). Dividends
                                       on Preferred Shares will be cumulative
                                       from the date of issuance and accrued and
                                       unpaid dividends will compound quarterly.
------------------------------------- ------------------------------------------
                                       Liquidation Preference Upon a liquidation
                                       (but excluding mergers or similar
                                       transactions) with respect to the
                                       Company, the holders of Preferred Shares
                                       will be entitled to receive, in cash, in
                                       preference to payment on Junior
                                       Securities, an amount with respect to
                                       each Preferred Share equal to the sum of
                                       (i) the Purchase Price (as appropriately
                                       adjusted for stock splits,
                                       recapitalizations and similar events)
                                       plus (ii) all accrued and unpaid
                                       dividends (as appropriately adjusted for
                                       stock splits, recapitalizations and
                                       similar events, the "Liquidation
                                       Preference").
------------------------------------- ------------------------------------------

(1) To be determined according to the following formula: LIBOR Swap as of the "Effective Date," as defined in Exhibit A to the Equity Commitment Agreement + 2nd Lien Spread + 200bps. "LIBOR Swap" shall be equal to the rate on the seven-year interest rate swap quoted [10] business days prior to the Effective Date by three nationally recognized fixed income derivative broker-dealers acceptable to the Company for 3-month LIBOR. "2nd Lien Spread" means the interest margin for the second lien term loan that is part of the Exit Facility (as defined in the Plan Term Sheet).

---------------------------------- ------------------------------------------

 Redemption at the Option of the    Subject to compliance with the Company's
 Company                            debt, the Preferred Shares will be
                                    redeemable at the option of the Company, in whole or in part, at the redemption prices set forth below (expressed as percentages of the Dividend Rate), if redeemed during the twelve-month period beginning on the dates indicated below:


                                   ANNIVERSARY
                                   -----------------------------------------------------
                                   OF ISSUANCE
                                   Fourth                 100 % + (50% of Dividend Rate)
                                   Fifth                  100 % + (33% of Dividend Rate)
                                   Sixth                  100 % + (16% of Dividend Rate)
                                   Seventh and thereafter 100%

                                   Redeemed Preferred Shares will be cancelled
                                   and will cease to be outstanding.
---------------------------------- ------------------------------------------------------

 Mandatory Redemption              None.
---------------------------------- ---------------------------------------------
---------------------------------- ---------------------------------------------
 Change of Control                 Upon a Change of Control (to be defined),
                                   each holder of Preferred Shares shall have
                                   the right to require the Company to purchase
                                   each outstanding share of its Preferred Stock
                                   at a price equal to 101% of the Liquidation
                                   Preference thereof on the date of such
                                   purchase; provided that the Company shall not
                                   so repurchase such shares if prohibited by
                                   any provision of any of the Company's debt.
                                   Failure to repurchase shares will result in a
                                   Voting Rights Triggering Event.
---------------------------------- ---------------------------------------------

 Voting Rights                     None, unless a Voting Rights Triggering Event
                                   exists.
---------------------------------- ---------------------------------------------
 Voting Rights Triggering Event    Failure to comply with any covenant contained
                                   in any instrument governing the Preferred
                                   Shares or any agreement pursuant to which the
                                   Preferred Shares was issued (including the
                                   certificate of designation and the Definitive
                                   Documents) shall result in the holders of a
                                   majority of the outstanding Preferred Shares
                                   being entitled to elect 2 directors to the
                                   Board of Directors. In order to effectuate
                                   the foregoing, at the request of the holders
                                   of a majority of the outstanding Preferred
                                   Shares, the size of the Board of Directors
                                   will be increased by 2 and the Company and
                                   the Board of Directors shall take such other
                                   actions to cause such election to occur. Upon
                                   the Company coming into compliance with all
                                   such covenants, the size of t he Board of
                                   Directors shall be decreased by 2 and the
                                   directors elected pursuant to this clause
                                   shall cease to be directors. For the
                                   avoidance of doubt, (i) the total number of
                                   directors who may be elected pursuant to this
                                   provision and in office at any time shall not
                                   exceed 2 and (ii) the voting right described
                                   in this paragraph shall be the sole remedy
                                   for breaches of any covenant in any
                                   instrument governing the Preferred Shares or
                                   any agreement pursuant to which the Preferred
                                   Shares was issued (including the certificate
                                   of designation and the Definitive Documents).
---------------------------------- ---------------------------------------------
 Registration Rights                None.
---------------------------------- ---------------------------------------------

---------------------------------- ---------------------------------------------
 Holder Approval                   Without the consent or affirmative vote of
                                   the holders of at least 67% of the
                                   outstanding Preferred Shares voting
                                   separately as a class, the Company shall not
                                   (a) authorize, create or issue or increase
                                   the authorized amount of any (i) equity
                                   securities of the Company ranking senior or
                                   pari passu to the Preferred Shares or (ii)
                                   any class or series of capital stock or any
                                   security convertible or exercisable for any
                                   class or series of capital stock that is
                                   redeemable mandatorily or at the option of
                                   the holder thereof; (b) amend, alter or
                                   repeal any provision of the certificate of
                                   incorporation or bylaws of the Company if
                                   such amendment or alteration alters or
                                   changes the powers, preferences or rights of
                                   the Preferred Shares so as to affect them
                                   adversely; (c) declare, pay or set aside for
                                   payment, any dividend on any Junior
                                   Securities (as defined below) without the
                                   prior consent of the holders of the Preferred
                                   Shares or redeem, repurchase or otherwise
                                   acquire any Junior Securities (other than the
                                   repurchase of common stock held by employees,
                                   officers or directors of the Company or any
                                   of its subsidiaries in accordance with
                                   arrangements approved by the Board of
                                   Directors up to an amount to be agreed); or
                                   (d) authorize or take any other action if
                                   such action alters or changes any of the
                                   rights of the Preferred Shares in any respect
                                   or otherwise would be inconsistent with the
                                   certificate of designation for the Preferred
                                   Shares.
---------------------------------- ---------------------------------------------
 Junior Securities                 "Junior Securities" shall mean the Series A
                                   Preferred Stock of the Company, if issued at
                                   a future date, and the common stock of the
                                   Company and any other securities ranking
                                   junior to the Preferred Shares or securities
                                   convertible into, or exchangeable for, any
                                   such securities.
---------------------------------- ---------------------------------------------

                                     ANNEX B

                             FORM OF EXERCISE NOTICE
                      (i)

                       Form of Put Option Exercise Notice

                                                                          [Date]

TO:

D.E. Shaw Laminar Portfolios, L.L.C.
[-----------]

Par IV Master Fund, Ltd.
[-----------]

Sunrise Partners Limited Partnership
[-----------]

Sigma Capital Associates, LLC
[-----------]

Goldman, Sachs & Co.
[-----------]

                  Reference is made to the Put Option Agreement, dated as of _____, 2006 (the "Put Option Agreement"), by and among the aforementioned parties (collectively, the "Significant Equityholders") and Foamex International Inc. (the "Company"). Capitalized terms used but not otherwise defined herein have the meanings specified in the Put Option Agreement.

                  The Company hereby notifies the Significant Equityholders that it is exercising the Put Option with respect to the New Preferred Stock pursuant to Section 1.3 of the Put Option Agreement. The Closing Date shall be the Effective Date.

                  Payment of the purchase price for the Shares shall be made to the following account: [account details].



                                Very truly yours,

                                FOAMEX INTERNATIONAL INC.

                                By: _______________________
                                    Name:
                                    Title:

                                     ANNEX C

                    DETAILS FOR PREFERRED SHARE CERTIFICATES

[D.E. Shaw Laminar Portfolios, L.L.C.]

[Par IV Master Fund, Ltd.]

[Sunrise Partners Limited Partnership]

[Sigma Capital Associates, LLC]

[Goldman, Sachs & Co.]

                                   SCHEDULE A

               FINANCIAL STATEMENTS FOR YEAR ENDED JANUARY 1, 2006

                                   SCHEDULE B

             FINANCIAL STATEMENTS FOR SIX MONTHS ENDED JULY 2, 2006

                                   SCHEDULE C

                               LITIGATION SCHEDULE

                                   SCHEDULE D

                             ENVIRONMENTAL SCHEDULE

                                                                       EXHIBIT B

                                LETTER AGREEMENT

     AGREEMENT dated as of October 13, 2006 among D. E. Shaw Laminar Portfolios, L.L.C., Sigma Capital Associates, LLC, Par IV Master Fund, Ltd. and Sunrise Partners Limited Partnership, each in its capacity as member of an informal ad hoc committee of certain holders of equity securities (the "Ad Hoc Members") in Foamex International Inc. (the "Company"), and Goldman, Sachs & Co., in its capacity as an observer on such committee (together with the Ad Hoc Committee Members, the "Significant Equityholders").

     In respect of Equity Commitment Agreement among the Significant Equityholders and the Company on the date hereof, the Put Option Agreement among the Significant Equityholders and the Company on the date hereof (the "Put Option Agreement") and the call option agreement to be executed under the Company's first amended plan of reorganization as contemplated by the Equity Commitment Agreement (the "Call Option Agreement"), each of the Significant Equityholders hereby agrees that the rights and obligations in connection with the Equity Commitment Agreement (including, without limitation, with respect to the Put Option and the Call Option) shall be apportioned among the Significant Equityholders in the following manner:


     D. E. Shaw Laminar Portfolios, L.L.C.                41.4%

     Goldman, Sachs & Co.                                 35.2%

     Sigma Capital Associates, LLC                        16.6%

     Par IV Master Fund, Ltd.                              3.4%

     Sunrise Partners Limited Partnership                  3.4%
                                                          ----
     TOTAL                                                100.0%
                                                          =====

     Nothing herein shall amend or be deemed to amend any provision of the Put Option Agreement or the Call Option Agreement or render or be deemed to render any such provision inoperative other than with respect to the apportionment of the rights and obligations under such agreements among the Significant Equityholders.

     This Agreement will be governed by and construed in accordance with the laws of the State of New York without giving effect to the conflict of laws provisions thereof.

Signed on behalf of:


     D. E. SHAW LAMINAR PORTFOLIOS, L.L.C.

     By: /s/ Daniel Posner
         -------------------------------------
         Name:  Daniel Posner
         Title: Authorized Signatory


        GOLDMAN, SACHS & CO.

     By: /s/ Richard Katz
         -------------------------------------
         Name:  Richard Katz
         Title: Managing Director


     SIGMA CAPITAL ASSOCIATES, LLC

     By: /s/ Peter A. Nussbaum
         -------------------------------------
         Name:  Peter A. Nussbaum
         Title: Authorized Signatory


     PAR IV MASTER FUND, LTD.

     By: /s/ Robert B. Burke
         -------------------------------------
         Name:  Robert B. Burke
         Title: Director


     SUNRISE PARTNERS LIMITED PARTNERSHIP

     By: /s/ Michael J. Berner
         -------------------------------------
         Name:  Michael J. Berner
         Title: Vice President

                                       2